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THOMSON FINANCIAL

FILE NO. 82- 4542

FISCAL YEAR 12-31-01

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DATE : 4/26/02

novar

82-4542

AR/S
12-31-01

02 APR 23 AM 11:36

Annual Report and Accounts 2001

www.novar.com/annualreport2001

Contents

You can now receive our Annual Report online by email. Register through www.novar.com, select the 'Investors' section, click on 'Electronic Communications' and then follow the instructions.

Committed to customers
Focused on key markets

- Share gains in sharply lower markets
- Continued commitment to investment in future growth
- Free cash flow generation
- Strategic development of the Group advanced

Sales
Sales from continuing operations up 4%, from £1,408m to £1,469m.

Sales growth reported in Intelligent Building Systems and Security Printing Services offset by decline in Indalex Aluminum Solutions.

Profit
Operating profit (before restructuring costs and goodwill amortisation) down 27% from £162m to £118m.

Profit before goodwill amortisation and exceptional items down 50% from £116m to £58m.

EPS
Earnings per share (before goodwill amortisation and exceptional items) down 74% from 20.0p to 5.3p.

Note: Sales and profit amounts referred to above are in relation to continuing operations.

Business overview

Novar's focus and

The strategic transformation of the Group continues. We have expanded our presence and capabilities in the IBS market.

www.mkelectric.co.uk | www.brand-rex.co.uk | www.gentservices.com | www.esser-effeff-alarm.com | www.eltek-fs.no | www.friedland.co.

Intelligent Building Systems
Novar's Intelligent Building Systems companies supply almost £600m of products and services to the world-wide construction industry.

Employing approximately 7,000 people, this sector has outlets for sales and added value services in over 30 countries from North America through Europe and the Middle East to India, S.E. Asia and China. In many of these countries Novar plc has plants and/or development centres driving for innovation and customer satisfaction.

The strength of the business lies in both its global reach and also its range of offerings for diverse customers including building contractors, private finance initiatives, owner/occupiers of commercial, public, retail and industrial premises, commercial landlords and facilities management companies.

The offerings include products related to electrical and data connections, as well as high technology solutions for fire detection and alarm, access control, energy management and environmental controls.

Customer focus, range, reach and innovation are the hallmarks of the Intelligent Building Systems business.

Indalex Aluminum Solutions
Indalex Aluminum Solutions Group is North America's second largest supplier of extruded aluminum components and the largest producer of soft alloy extrusions for the building and construction, information technology, machinery and equipment, consumer durables, transportation, electrical and other industry sectors. It is the only extruder with a continent-wide network of coordinated manufacturing facilities.

commitment

www.trend-controls.com | www.novarcontrols.com | www.indaltech.com | www.indalex.com | www.clarkeamerican.com | www.citm.com

The company has almost four million square feet of manufacturing space at 16 extrusion plants in the United States of America and Canada. It offers customers more than 40 extrusion presses in a wide range of sizes; a variety of fabrication capabilities; 11 electrostatic paint lines; and five anodizing lines including some of the largest capabilities in North America.

Indalex International focuses on developing import and export opportunities and coordinates international supply arrangements with Asia Aluminum Group, Indalex's associate in The People's Republic of China. Indalex Metals operates Indalloy aluminum casting plants in the United States and Canada.

Security Printing Services
Headquartered in San Antonio, Texas, USA, Clarke American supplies personalised cheques, bill paying accessories, customer contact centre services and direct response marketing products and services to more than 4,000 US financial institutions.

A recipient of the 2001 Malcolm Baldrige National Quality Award, the company's continuous improvement program and business strategy drives its performance. New technology has led to major reductions in cycle time and errors, nearly complete elimination of hazardous materials, less waste and dramatically improved quality. Servicing capabilities and manufacturing operations include six national call centres and 19 production facilities that are nationally networked.

Clarke American, its partners and its associates are beneficiaries of these improvements. Since 1997, company-conducted telephone surveys of partner organisations consistently show a 96% satisfaction rate, comparable to the world-class benchmark.

Chairman's Statement

to view online | www.novar.com/statements2001



2001 was a difficult year for the Group. General economic uncertainty significantly affected some of our key markets, most notably North American aluminum extrusions, and there was an unprecedented decline in Telecom and LAN markets.

Facing these challenges, the Group aggressively attacked the cost base of our businesses, and rapidly integrated several acquisitions, while producing strong cash flows.

We broadened our Intelligent Building Systems market through the acquisition of Albert Ackermann & Co., and other smaller investments. We also secured a key strategic alliance with the China Aluminum Group by acquiring 26% of its equity, and taking a seat on their Board.

2001 was yet another strong year for Security Printing, which achieved record profits. In addition, Clarke American received the United States premier corporate award for performance excellence – the Malcolm Baldrige National Quality Award. Our congratulations go to the whole Clarke American team on this great achievement.

I am delighted to welcome Ian Ashby to the Board as an executive director. Ian's appointment as Chief Executive, Intelligent Building Systems further strengthens the Group's executive management team.

2001 was a difficult year, but one in which unprecedented market challenges were met head on. Operational and strategic progress was made. On behalf of the Board, I would like to thank all employees of Novar for their continued efforts to assure the success of the Group.

2002 will bring further simplification of the Group, with the proposed divestment of the Security Printing business. The Board intends to recommend the return of a significant part of the proceeds to shareholders. In 2001, the Group was able to repurchase for cancellation some 38 million of its own shares, thereby returning about £54m during the year.

The Board is recommending an unchanged final dividend of 6.6p per Ordinary share, payable on 7 June 2002 to all shareholders on the register at the close of business on 3 May 2002. This confirms an unchanged full year dividend of 9.5p. In the light of the change in Group circumstances following the sale of Security Printing Services, the Board will review its future dividend policy.

Sir Graham Hearne CBE
Chairman

Unprecedented market challenges were met head on. Operational and strategic progress was made.

Group Chief Executive's Statement

to view online | www.novar.com/statements2001



In a very tough year, we invested to strengthen Novar's competitiveness for the future and advanced the strategic development of the Group.

We invested over £100m in improving the efficiency of our operations, with record spending on capex and restructuring. We funded the closure of 11 factories and headcount reductions of over 1,300, or 10%. However, we also made needed increases in our selling capacity, raising our sales forces by about 10%. We completed over £100m in acquisitions, which have been rapidly integrated. At the same time, our continuing operations generated record trading cash flows in the year.

Within Intelligent Building Systems, the markets for Security and Control systems remained generally stable, despite weakening US and German industrial activity. These businesses reported another year of double digit growth. We made significant investments in new products which are being launched in early 2002, including for example a revolutionary self-configuring, easy-to-install building controller, and a break-through computer controlled power switching system which cuts installation costs and space requirements substantially. Each of these products will allow Novar to tap into new market segments.

The Intelligent Building Systems markets for Datacoms and Electrical Accessories became very difficult in 2001. Electrical Accessories suffered severe trade inventory destocking in the first half, which now appears to have unwound. New products, like a revolutionary new line of DIY security products, should drive Electrical Accessories' recovery going forward. Datacoms saw the decline and collapse of the LAN and Telecom markets respectively in the second half of the year. We moved vigorously to reduce costs in this business, providing for the closure of 2 out of 4 factories. We also funded the development of a superior air-blown fibre range, and a unique intelligent patching system, providing innovative datacoms solutions now being introduced to customers.

Indalex saw North American Extrusion markets decline by over 20%, the worst deterioration in over 25 years. Indalex gained market share and maintained overall pricing levels in these difficult circumstances. Three factories were closed and total fixed costs were reduced by about 12%. Our efforts to provide targeted solutions in selected customer segments continues to be successful, with our share in these segments growing strongly. Through our associate investment in China Aluminum Group, we have secured a strategic alliance that will strengthen our offering to North American customers, and should provide excellent returns going forward.

We invested for the future and advanced the strategic development of the Group.

Group Chief Executive Statement continued

Security Printing Services again produced solid profit growth, in slightly lower markets. Our success in selling value-added services, such as call-centre and internet order fulfilment, continues to drive margins. The strong position of this business was recognised by Clarke American receiving the prestigious US Malcolm Baldrige quality award for 2001.

With current US investor sentiment positive toward consistently strong cash-generative businesses like SPS (comparable companies have more than doubled in share price over the last 15 months), the timing looks right for the successful divestment of this business. As previously announced, that process is under way.

The long-term strategy for the Group remains the development of Intelligent Building Systems and Indalex Aluminum Solutions, through a combination of organic growth and selective acquisitions. The successful sale of Security Printing Services will support further strategic investments, and allow a significant return of funds to shareholders, later this year.

Outlook

At Intelligent Building Systems, demand for commercial buildings looks challenging. Telecom and LAN markets weakness persists creating an unfavourable first half comparison compared to 2001. We expect to continue to raise our market shares, with a growing contribution from new product sales. As a result of restructuring initiatives, the business should benefit from a lower cost base progressively through this year.

At Indalex it is too early in the year to call market demand recovery, although some lead indicators have improved. First half comparisons with 2001 will be difficult, given the progressive market deterioration last year. Cost benefits from new capacity and from restructuring will begin to come through. We expect to continue to improve our market shares.

The outlook for the US cheque market is slightly down, as fewer new checking accounts are currently being opened. The shift to consumer ordering via call centres and the internet should continue to drive margin growth.

Across the Group we anticipate reduced restructuring needs, particularly compared with the high levels required in the second half of 2001. We expect another year of strong cash generation.

Jurgen Hintz
Group Chief Executive

Customers

At Novar we are committed to improving the quality of our product and service offerings to deliver what our customers want.



Patient-Nurse communication
Ackermann's latest nurse call system, installed at the prestigious Kliniken Dr Erler in Nürnberg, allows fast and effective patient-nurse communication. The system provides links to nurse stations, pagers and mobile phones and also brings television and radio right to the bedside. With a telephone in the handset and internet access on the way, patient isolation is a thing of the past.

Smart design
The corporate global HQ for one of the world's leading healthcare companies, GlaxoSmithKline, was completed in record time despite being the UK's largest ever single commercial development. Costs and site time were reduced by smart design and delivery – strong elements in the *Gent* Fire System. Some 160km of cabling, 3,000 detectors, voice alarm systems and Vigilon fire panels were delivered by the Gent contracts team to time and to budget.



Success in the City
One of the major international law firms has chosen to install a full CAT6 end to end solution from *Brand-Rex's* MillenniuM range for their new HQ building in the City of London. Brand-Rex working with Grant & Taylor delivered 14,000 data outlets to this prestigious project.





Innovative solutions help a partner
Clarke American helped a Midwest partner double customer call centre channel revenue from a 20% to 40% run rate in five months. Clarke American's unique address change capability and ServiceLine Plus® were promoted to the bank's branch personnel. A special package of cheques and deposits containing InTouch® messages and a ServiceLine Plus reminder were sent to customers to encourage the use of the customer contact centre.

Indalex and Asia Aluminum win largest ship-direct customer in North America
Indalex and equity partner Asia Aluminum Group created a customised transportation, logistics and customer service package to support a multi-year direct-ship contract for General Binding Corporation, a leading supplier of office, document finishing and film products. Container loads of extrusions for GBC's visual communication products are shipped from The People's Republic of China directly to GBC plants in America and Mexico.



Innovation

Through innovation and a drive for excellence we aim to provide world-beating products and services to major markets. This extends through every part of our Group and is fundamental to the way we operate.



Atomic accuracy ensures perfect timing
Building management controllers are prone to time shift which could mean shop lights dimmed before closing or inaccurate records of environmental conditions in pharmaceutical manufacturing. *Trend's* solution is automatic correction through a radio controlled clock receiving signals from the atomic clock in Rugby – accurate to one second in one million years.

New technology platform shows size does matter
High street shops, small schools and clinics have long been lacking the benefits of Intelligent Building Systems in Access, Lighting and Comfort Control. Prices used to be prohibitive until *Novar Controls* launched its ground breaking IQ-SBS range. At considerably less than the traditional installed building management system cost, it also provides lighting and access control features.





WINMAG helps US Army

WINMAG is well on the way to becoming the standard control panel software system for complex hazard warning systems. The system is installed in a US Army base in Germany, and manages 1 server, 2 clients, 16 *Esser* fire alarm panels and 2,200 datapoints. WINMAG has the capability to manage and visualise intruder and fire alarm, access control, video and escape route technology.

Winning in circuit protection

In June, *MK* launched a drive to grow the market share of its highly regarded Sentry circuit protection range, with a focus on value for money. It has also carried out a complete redesign of the Sentry consumer unit, giving it a more up to date contemporary design.




ROBERT W. ANDREWS OR
MARY C. ANDREWS
123 YOUR STREET
ANYWHERE, U.S.A.
123-456-7890
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MyStyle™

The newest product from *Clarke American*, MyStyle™, utilises the company's InTouch® technology to imprint a customer's photo in contemporary black and white directly onto their cheques. The MyStyle™ product line is a first in the financial services industry and demonstrates the company's continuous focus on the customer. Customers can order via the Internet or by mailing in a photo.

Operating and financial review

Operating review

Despite challenging trading conditions the Group continued to invest in its businesses and ended the year with a sound balance sheet.

Group Results – continuing operations

1998	1999	2000	£ millions	2001	2001 vs 2000 Reported	2001 vs 2000 Like for Like	3 yr CAGR
738	914	1,408	Sales	1,469	+4%	-9%	+26%
96	118	162	Operating Profit	118	-27%	-34%	+7%
128	155	210	EBITDA	174	-17%	-27%	+11%

(1) All comments within this operating review refer to the performance of businesses on a "like for like" basis unless otherwise stated. The term "like for like" means after adjusting for the impact of the 2000 and 2001 acquisitions, at constant exchange rates. CAGR stands for Compound Annual Growth Rate.

(2) Operating profit of £118m is before restructuring charges of £48m (2000: £21m) and goodwill amortisation of £21m (2000: £14m). 2000 operating profit of £162m is on a consistent basis. EBITDA of £174m is stated before restructuring charges. These terms are used consistently throughout the operating review.

Reported Group Sales from continuing operations of £1,469m were 4% ahead of last year. They include an incremental £94m from the full period ownership of 2000 acquisitions, £54m from the first time inclusion of 2001 acquisitions and a £51m incremental impact from currency translation movements. Excluding these items, like for like sales fell by 9% across the Group due mainly to a decline of 20% at Indalex caused by very low market volumes, and a 30% fall in sales into the rapidly declining datacom markets.

Reported Group Operating Profit for continuing operations was £118m, 27% lower than 2000. This includes £7m benefit from 2000 and 2001 acquisitions and a £5m currency translation movement. Like for like, profits fell by 34% principally reflecting low Indalex volumes, the first half UK wholesale electrical accessories de-stocking and second half market weakness in datacoms.

Despite challenging trading conditions the Group continued to invest in its businesses. Over £65m (2000: £65m) was invested in capital, plant and equipment in the year and there was record investment in restructuring of £48m (2000: £21m). Over £100m in acquisitions were completed in the year for which integration plans are well advanced. Cash returns to shareholders were £96m with £54m spent on share buybacks (2000: £nil) and £42m on equity dividends (2000: £42m).

These investments were made on the back of good cash flow generation. Reported net trading cash flow from continuing operations (before restructuring) was £118m (2000: £115m), representing a cash conversion of continuing business pre restructuring operating profit of 100%. The Group generated free cash flow before equity dividends of £57m (2000: £38m) and after dividends and discontinued operations of £12m (2000: free cash outflow £35m). The Group ended the year with a sound balance sheet. Interest costs were covered by Operating Profits 4.1 times, net debt to EBITDA (after restructuring charges) was 2.2 times and gearing was 54%.

Intelligent Building Systems

1998	1999	2000	£ millions	2001	Reported	2001 vs 2000 Like for Like	3 yr CAGR
294	314	465	Sales	576	+24%	-3%	+25%
34	42	62	Operating Profit	48	-23%	-37%	+12%
51	59	81	EBITDA	70	-13%	-30%	+11%

Note: Reported sales and profits include eight months contribution from Ackermann, but exclude results for the discontinued activities of Brand Rex Australasia and the small ISDN telecom business of Ackermann.

The markets for Intelligent Building Systems (IBS) in 2001 experienced a number of different dynamics during the year. In some markets there was a marked difference in the environment between the first and second half of the year. These market related factors and the actions that the Group has taken to meet these challenges, have impacted the business areas of the sector in different ways during 2001.

Specifically the business areas of Security and Control Systems achieved another year of growth in sales and earnings.

IBS – Security & Control Systems*

1998	1999	2000	£ millions	2001	Reported	2001 vs 2000 Like for Like	3 yr CAGR
143	164	214	Sales	253	+18%	+7%	+21%
20	23	35	Operating Profit	40	+12%	+8%	+25%
25	29	41	EBITDA	46	+10%	+7%	+21%

* Proforma analysis

In Security Systems there was strong sales growth across Southern Europe assisted by new product launches and market share gains, and supported by a solid performance in the Central European markets. The integration of eff-eff Alarm and Eltek into the Security Systems business continued with the first transfers of production into the new Romanian facility during the year.

At Control Systems, revenue growth in the USA was driven by national retail chains' major retrofit programmes and new store openings, whilst UK growth came from greater penetration of the servicing market combined with new product initiatives. The acquisition of the Innovex product set provided Control Systems with a potentially global product which represents a strong entry point into the lucrative small commercial building market both in Europe and North America. New commercial alliances with leading industry players in the USA and the UK were secured and will strengthen the business' overall strategic position, increasing access to key customers and markets. Further operational progress was made with the closure of one of the two USA factories, production being consolidated into the other.

The business areas of Datacoms and Electrical Accessories each experienced a different set of market conditions that provided significant challenges for the Group. (The following summary table includes the results of Ackermann for the 8 months since its acquisition by the Group).

IBS – Datacoms & Electrical Accessories*

1998	1999	2000	£ millions	2001	Reported	2001 vs 2000 Like for Like	3 yr CAGR
151	150	251	Sales	323	+29%	-12%	+29%
14	19	27	Operating Profit	8	-69%	-77%	-15%
26	30	40	EBITDA	24	-39%	-54%	-2%

* Proforma analysis

Electrical Accessories experienced de-stocking in the UK wholesaler channel in the first half of the year resulting in a 7% fall in sales in that period versus prior year. The business returned to growth in the second half leaving total year sales only 4% down on prior year. Sales out from wholesalers to end customers held up well throughout the year, which together with new product introductions allowed the business to gain market share in key target markets. Strengthening relationships drove sales growth of approximately 20% in the UK retail channel.

The continuing Datacoms business suffered a severe second half LAN market decline. This followed a first half fall in telecoms related markets. LAN customers de-stocked heavily in the second half as they reviewed their short term business outlook. Overall sales declined year on year by 30%. The business has reacted quickly to these significant market changes, announcing the closure of one UK factory and further restructuring actions. Through all this the business has not lost its focus on innovation and the customer. Significant market interest has been shown in the new "SmartPatch" technology which will enable end users to manage their networks more effectively and will allow greater flexibility to make network changes.

Ackermann has performed in line with expectations since acquisition in April. Sales in Cable management and "Nurse Call" have both shown growth during 2001. Plans to fully integrate the business and improve cost competitiveness are well advanced.

For the total business that is Intelligent Building Systems, the acquisitions of Ackermann, Innovex Technologies and Digitek along with the extensive reorganisation and restructuring across the sector during 2001 are strengthening the competitive set of solutions and products we are able to offer to our customers. We have complemented these investments with licensing partnerships with leading industry players providing expanded product opportunities and greater global coverage. From now on, we will increasingly be able to offer integrated solutions in Security and Controls through our chosen routes to markets, while reinforcing the comprehensive suite of solutions and products we provide in Datacoms and Electrical Accessories.

Across the sector, the investment in capital assets and restructuring in the year is strengthening the competitive base of our business. The expansion of the low cost manufacturing facility in Romania which came on stream in July, combined with outsourcing of other activities, has laid the base for further enhanced efficiency. During 2001, in total, four factories have been closed, and the announcements of two further closures were made at the end of the year. These and other actions are increasing the proportion of our product supply sourced from low cost countries. Gross headcount has been reduced by 560 during 2001 and the total programme will result in additional reductions of over 800 by the end of 2002 (circa 19% over the two years). However, while these overall reductions have been taking place, we have continued to invest in serving our customers better. In 2001 we increased the sales force by around 10%.

Along with investment in the improved competitive organisation and cost base, we have sustained our investment in new product development, increasing spend from 3.5% to 4% of sales. Highlights for the year include: the continued development of the "Winmag" supervisor for security products, the web enabling of much of the controls product set, the extension of the "blown fibre" product offering and the development of new innovative designs in wiring devices and circuit protection.

Indalex Aluminum Solutions

1998	1999	2000	£ millions	2001	Reported	2001 vs 2000 Like for Like	3 yr CAGR
196	313	594	Sales	521	-12%	-20%	+38%
18	27	40	Operating Profit	1	-98%	-99%	-62%
23	34	56	EBITDA	21	-62%	-68%	-2%

The North American aluminum extrusions markets have seen a severe and rapid decline since 2000 with volumes down 23% year over year, the worst market conditions in 25 years. Overall Indalex volumes were down 22% on a year ago. Prices have generally held up well during the period.

Concerted management action has been taken during the year to reduce the cost base of the business. The closure of the Dolton, Illinois and Winton, North Carolina plants during the first quarter was followed in August by the closure of the Ahoskie, North Carolina cast facility. Combined with other cost reduction activities these actions have reduced the net headcount by over 690 (circa 17%) after a 19% increase in the sales force.

Investment in new presses at the Elkhart, Indiana and Gainesville, Georgia facilities has enabled significant strides to be made in improving operational efficiency and reducing unit operating costs.

As a result of these actions Indalex has been able to reduce average breakeven levels across the plant network by 25%. This places the business in a strengthened competitive position for when market volumes pick up.

Through all this, Indalex has continued to focus on the customer and has achieved market share gains in important market segments including Building and Construction. Indalex has improving service and quality and further steps have been taken to strengthen the sales force, to identify and develop new product offerings, and to leverage opportunities from the associate venture Asia Aluminum Group.

The smaller related engineering businesses reported in this sector, Indal Technologies Inc and Brampton Foundries, both made good progress during the year.

Security Printing Services

1998	1999	2000	£ millions	2001	2001 vs 2000 Reported	2001 vs 2000 Like for Like	3 yr CAGR
248	287	349	Sales	372	+7%	+1%	+14%
44	49	60	Operating Profit	69	+15%	+9%	+17%
54	62	73	EBITDA	83	+14%	+7%	+15%

Security Printing Services had another strong year, achieving record sales and profits and improving margins. Market conditions remain competitive and overall the market showed a small decline over a year ago.

Clarke American continued to grow its orders through its customer call centres and the internet. These order channels provide enhanced revenue opportunities. Total revenue generated through the combined channels increased by 46% on a volume increase of 31%.

Clarke American also continued to invest strongly in new technology and to continually improve the manufacturing processes. As a result productivity increased by 12% over prior year. Plant network rationalisation continued throughout the year with the closure of two printing plants and the commencement of construction on two new facilities.

Clarke American crowned another successful year by being named a recipient of the Malcolm Baldrige National Quality Award. This award, the premier corporate award for performance excellence in the United States of America, is a result of a 15 year quality journey which is the foundation for the consistent successful financial performance this business has shown over the years.

The direct-to-consumer businesses contributed strongly to the performance of the sector with further revenue growth over prior year driven by increased call centre and internet revenue mix, combined with an over 10% improvement in advertising spend yield. Profit grew by more than 20% as a result of the change in revenue channel mix combined with productivity improvements.

Financial review

This review gives additional information on significant financial and accounting matters.

Restructuring

Restructuring charges in the continuing businesses of £48.1m in 2001 (2000: £20.7m) comprise £34.1m for Intelligent Building Systems, £12.8m for Indalex Aluminum Solutions and £1.2m for Security Printing Services. Of the total charge of £48.1m, £24.2m relates to cash spend in 2001, £14.1m to cash spend anticipated for 2002 and the balance to non-cash items (principally asset write downs).

In the Intelligent Building Systems sector, the Group made progress on the integration programme of recent acquisitions. This has seen the completion of four plant closures in the year and two further closure announcements.

In the Indalex Aluminum Solutions sector, three plant closures have been completed in the year in response to the deterioration in the North American markets experienced in 2001.

Exceptional Items

The total charge for the year in respect of exceptional items was £35.1m, comprising profit on disposal of fixed assets of £0.7m, and loss on the disposal and closure of businesses of £35.8m. Included in the latter figure was a £30.6m loss (including the write off of capitalised goodwill of £11.5m) in respect of the exit from the Australasian business of Intelligent Building Systems announced in December 2001.

Interest

The net interest expense of £16.5m for the year compares to £26.0m in 2000. The decrease reflects the lower average net debt level as a result of the full year impact of the proceeds from the disposal of the Plumbing businesses in November 2000, in addition to the impact of lower interest rates in the USA and the UK.

Taxation

The tax charge on profits before exceptional items and before goodwill amortisation is £18.0m, representing an effective rate of 35.0% (2000: 34.7%). This rate reflects the mix of the Group's businesses in the various overseas tax jurisdictions in which it operates.

Exchange rate impact

Sterling weakened against the three main functional currencies of the Group, being the US and Canadian dollars and the Euro, when comparing average rates in 2001 to those in 2000. These movements in average exchange rates resulted in a favourable translation impact, increasing reported profits for continuing operations by approximately £5m.

Dividends

The Directors recommend that the final dividend be maintained, leaving the total dividend for the year remaining unchanged at 9.50p net per Ordinary share. Excluding goodwill amortisation and exceptional items, dividend cover is 0.6 times (2000: 2.1 times). The final dividend will be paid in June 2002.

Cash flow

	2001 £m	2000 £m
Continuing operations:		
Group operating profit – before restructuring and goodwill amortisation	**117.8**	162.0
Depreciation	**56.6**	48.4
EBITDA – before restructuring	**174.4**	210.4
Restructuring	**(48.1)**	(20.7)
Working capital and other movements	**30.2**	(25.3)
Net cash inflow from operating activities	**156.5**	164.4
Purchase of tangible fixed assets	**(64.7)**	(65.4)
Disposal of tangible fixed assets	**23.0**	13.1
Interest	**(17.6)**	(21.0)
Tax	**(29.9)**	(43.9)
Preference dividends	**(10.6)**	(10.6)
Other	**0.4**	1.5
Free cash flow – before equity dividends	**57.1**	38.1
Discontinued operations:		
Net cash outflow from operating activities	**(2.2)**	(17.5)
Purchase of tangible fixed assets	**(1.4)**	(17.5)
Disposal of tangible fixed assets	**–**	4.2
	53.5	7.3
Equity dividends	**(41.9)**	(42.4)
Free cash flow	**11.6**	(35.1)

In spite of the decrease in earnings before interest, tax, depreciation and amortisation (EBITDA), efficient working capital management has enabled the Group to show a net cash inflow from continuing operations of £156.5m (2000: £164.4m).

Capital expenditure in the continuing businesses has remained at prior year levels, reflecting the Group's commitment to its investment programmes across all sectors. After interest, tax and preference dividend payments, the Group has generated free cash inflow from continuing operations of £57.1m (2000: £38.1m). After discontinued operations and equity dividends the free cash inflow was £11.6m (2000: £35.1m outflow).

Movement in net debt

Net debt at 31 December 2001 was £272.6m, representing gearing of 54%. The increase in net debt during the year results from the purchase of businesses and interest in associates, and the purchase of the Company's own shares, which have been partially offset by the free cash inflow.

	£m
Net debt at 31 December 2000	(109.2)
Free cash flow	11.6
Acquisitions	(116.9)
Disposals (net of costs)	(0.7)
Purchase and redemption of own shares	(54.4)
ESOP trust and share issues	3.2
Exchange	(6.2)
Net debt at 31 December 2001	(272.6)

Invested capital

The Group's invested capital, defined as net assets excluding debt, adding back goodwill amortised and goodwill written off to reserves is £1,219.3m.

	2001 Net assets[1] £m	2001 Total goodwill[2] £m	2001 Net invested capital £m
IBS	150.1	444.3	594.4
IAS	201.9	185.7	387.6
SPS	77.8	245.2	323.0
	429.8	875.2	1,305.0
Tax, dividends and other corporate items[3]	(85.7)	–	(85.7)
	344.1	**875.2**	**1,219.3**
2000	318.3	819.0	1,137.3

(1) Before net debt, excluding capitalised goodwill and discontinued operations.
(2) Total goodwill includes goodwill written off to reserves of £437.2m together with capitalised goodwill before amortisation of £438.0m.
(3) Excludes investment in ESOP.

New accounting standards

FRS 17 'Retirement Benefits' was issued in November 2000. Although full implementation is not mandatory until 2003, there is a transitional period when certain disclosures are required in the notes to the accounts. Under FRS 17, the difference between the market value of the assets and the liabilities (determined using actuarial assumptions) of the Group's pension schemes at a particular point in time is recorded as a net surplus or deficit on the balance sheet. At 31 December 2001 there was a net deficit of £41.8m in the Group pension schemes calculated in accordance with the FRS 17 prescribed method. This would represent a decrease in the Group's net assets of £9.1m, as compared to the current net provision recorded under SSAP 24 of £32.7m. The FRS 17 deficit has no impact on the funding requirements of the Group's schemes for 2002, which are determined from regular funding valuations and reviews, details of which are set out in note 21a.

The Group will be adopting FRS 19 'Deferred Tax' in the year to 31 December 2002. Under FRS 19 deferred tax will be accounted for on a full provision basis. This is expected to result in a small increase in the Group's effective tax rate.

Treasury policies and risk management

Treasury operations:

The Group continues to operate a centralised treasury function, which acts within clearly defined policies approved by the Board. These policies are designed to reduce the financial risks faced by the Group relating to funding and liquidity, interest rate and currency exchange rate exposure. No speculative transactions are entered into by the treasury function, which does not operate as a profit centre.

All transactions in derivatives (principally forward contracts and swaps) are entered into to manage the risk arising from underlying business activities. Further details of derivative financial instruments are provided in note 17 to the accounts.

Funding:
The Group is financed by a combination of retained earnings and fixed and floating rate foreign currency and sterling borrowings.

In the prior year, the Group raised $335m from a private placement of senior loan notes in the US market. These notes are repayable in three tranches from 2007 to 2010. Interest rate swaps and currency swaps were used to convert this fixed rate debt into the predominantly floating rate debt profile set out in note 17 to these accounts.

During the current year, the Group has drawn down further from available committed facilities, such that, at 31 December 2001, total net debt stood at £272.6m.

At 31 December 2001, in addition to the senior loan notes and additional loans drawn down and referred to above, the Group had undrawn committed borrowing facilities available to it of £321m.

The Group is in compliance with the financial covenants contained within its committed debt agreements.

Interest rate risk:
The Group borrows at either fixed or floating interest rates and uses interest rate swaps to manage its exposure to interest rate fluctuations. The Group treasury function actively monitors the Group's exposure to interest rate risk.

Commodity risk:
The Group has certain exposures to metal commodity prices as a result of its business operations. The Group's policy is to minimise the risk associated with these exposures by using derivative and supply contracts to hedge metal price fluctuations.

Foreign exchange risk:
Group policy is to use foreign currency borrowings and forward and swap contracts to manage the impact on the Group balance sheet of exchange rate movements.

The balance sheets of overseas subsidiaries are translated into sterling at year end exchange rates. Gains and losses arising on their retranslation are recorded in reserves where they are matched with gains and losses on borrowings, foreign exchange contracts or currency swaps taken out in the same currency to hedge the net assets of the overseas subsidiaries.

Profits of overseas subsidiaries are translated at average rates. Group policy is not to hedge foreign currency denominated profit.

The Group has transactional foreign currency exposures arising from purchases and sales denominated in currencies other than the functional currencies of the operating companies. Significant exposures are managed through a combination of forward contracts and matching foreign currency debt or cash positions.

Liquidity risk:
The Group's exposure to liquidity risk is managed by maintaining a diversity of funding sources and a spread of debt maturities. The maturity of the Group's borrowings as at 31 December 2001 is set out in note 17e.

Going concern:
After having made appropriate enquiries including a review of the Group's budget for 2002 and its medium term plans, the Directors have a reasonable expectation that the Group and Company have adequate resources to continue in operational existence for the foreseeable future. Therefore, they continue to adopt the going concern basis in preparing these accounts.

The Board

to view online] www.novar.com/board2001


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9

1. Sir Graham Hearne CBE (64)*
Non-executive Chairman. Appointed to the Board in July 1999. Chairman of Enterprise Oil plc and Deputy Chairman of the Gallaher Group plc. He is also a non-executive Director of NM Rothschild & Sons Ltd, Invensys plc and Seascope Shipping Holdings Plc. His previous appointments include Group Managing Director of Carless, Capel and Leonard plc, Finance Director of Courtaulds plc and Chief Executive of Enterprise Oil Plc.

2. Jurgen Hintz (59)
Group Chief Executive and executive Director since November 1997. He was formerly the President and Chief Executive of CarnaudMetalbox S.A., before which he was Executive Vice-President and a main Board Director of the Procter & Gamble Company.

3. Ian Ashby (39)
Appointed to the Board in September 2001 as the executive Director responsible for the Intelligent Building Systems sector. Previously, he held senior engineering positions in the Cable & Wireless Group and Lucent Technologies.

4. Stephen Howard (48)*
Non-executive Director. Appointed to the Board in June 2000. He is the Group Chief Executive of Cookson Group plc and is a non-executive Director of Slough Estates plc.

5. Charles Korbell (52)
Executive Director since March 1997. He is the Chief Executive of the Security Printing Services sector and has been with the Group since 1971.

6. Michael McKeon (45)
Appointed to the Board in April 2000 as Group Finance Director and executive Director. He was previously Finance Director of the aerospace activities of Rolls-Royce Plc and of the beverage packing sector of CarnaudMetalbox S.A. Before that he spent some years at PricewaterhouseCoopers.

7. Dr. Gerry Murphy (46)*
Non-executive Director since September 1997. He is the Group Chief Executive of Carlton Communications Plc and was previously Group Chief Executive of Exel plc.

8. Oliver Stocken (60)*
Non-executive Director. Appointed to the Board in June 2000. He is the Deputy Chairman of 3i Group plc and non-executive Director of Lupus Capital plc, Pilkington plc, The Rank Group plc, Rutland Trust PLC, Stanhope plc and GUS PLC. He was previously Finance Director of Barclays PLC.

9. Sir Geoffrey Whalen CBE (66)*
Non-executive Director since January 1996. He is Chairman of Coventry Building Society and a non-executive Director of Peugeot Motor Company plc and Federal Mogul Corporation.

Group Company Secretary
Karen Richardson

*Members of the Nomination Committee, Remuneration Committee and Audit Committee.

Report of the Directors

The Directors present their annual report to shareholders, together with the audited accounts for the year ended 31 December 2001.

Activities

The Company's businesses are divided into three business sectors – Intelligent Building Systems, Indalex Aluminum Solutions and Security Printing Services.

In the Intelligent Building Systems sector, the Company's activities include the manufacture of a wide range of electrical, electronic and control products for industrial, commercial and residential requirements, mainly in the UK, continental Europe and North America.

The main business of the Indalex Aluminum Solutions companies is the extrusion of engineered aluminium components in North America for diverse markets including information technology, customer durables, electrical, building and construction and transportation.

In North America the Security Printing Services sector's activities include the production of cheques and other financial business forms and the provision of specialised services to the financial institutions.

Accounts

Group Results

Group loss for the year after taxation and minority interests amounted to £23.4 million. It is recommended that this amount be dealt with as follows:

	£m
Ordinary Dividends	
– interim paid	12.5
– final proposed	26.9
Preference and "B" Dividends	
– paid and accrued	10.6
Retained loss	(73.4)
Total	(23.4)

Further details of Group trading and the financial position at the end of the year can be found within the Operating and financial review on pages 11 to 17.

Dividends

Ordinary shares

An interim dividend of 2.9p (net) (2000: 2.9p (net)) per Ordinary share of 27 7/9p was paid on 26 October 2001. The Directors recommend the payment of a final dividend of 6.6p (net) (2000: 6.6p (net)) to bring the total dividend for 2001 to 9.5p. The 2001 final dividend will be payable on 7 June 2002 to Ordinary shareholders registered on 3 May 2002.

Preference Shares

The next dividend on the 7.25p Preference shares will be paid on 1 June 2002 to Preference shareholders registered on 26 April 2002.

"B" Shares

The next dividend will be paid on 20 May 2002 to holders of "B" shares registered on 12 April 2002.

Share capital

Particulars of the share capital issued by the Company during the year and options held under the Company's share option schemes are reported in note 19 to the accounts on pages 45 to 46.

As at 6 March 2002, the Company's register of substantial interests in shares showed that the Company had been notified of the following interests, being 3% or more of its issued Ordinary share capital:

Name	Number of Ordinary shares	Percentage holding at date of notification
Active Value Fund	60,633,859	14.1
Fidelity Investments	39,627,031	9.2
Mourant & Co Trustees	19,130,546	4.2
Franklin Resources	19,012,113	4.4
Clerical Medical	18,832,991	4.0
AXA Investments	16,662,220	3.6

Company Nominee Service

A Company Nominee Service is available to private shareholders which allows them to hold their shares in uncertificated form in CREST, the London Stock Exchange share settlement system. Shareholders wishing to join this service should contact the Registrars.

Dividend Reinvestment Plan

The Plan offers Ordinary shareholders the opportunity to invest their cash dividends into Novar shares, which are bought in the market at the prevailing market price. Once shareholders have decided to participate in the Plan, their future dividends will continue to be invested on a regular basis in Novar shares until they decide to withdraw from the Plan, or the Plan is terminated. At present some 20% of shareholders participate in the Plan. For further details shareholders should contact the Registrars.

Annual General Meeting

Authority to allot shares and waiver of pre-emption rights

The Companies Act 1985 contains provisions making it necessary for Directors to obtain authority from the shareholders for, first, the allotment of unissued shares or convertible securities (except under employee share schemes) and, secondly, the issue of Ordinary shares or convertible securities for cash (other than by way of rights to existing shareholders or under employee share schemes). Although the Directors have no plans at present to issue new shares apart from those required for the employee share schemes, allotment to those converting convertible securities, or any other obligations or potential obligations to allot, they believe that it is in the interests of the Company for these authorities to be given to the Board.

Resolution No. 5 will be proposed as an Ordinary Resolution to renew the authority granted to the Board at last year's Annual General Meeting for a further five year period to allot unissued share capital up to a maximum of £39,820,000 in nominal value, representing approximately 33% of the number of Ordinary shares in issue. It is the intention of your Board to continue the practice of renewing this authority annually.

At last year's Annual General Meeting the Directors were empowered until the conclusion of the 2002 Annual General Meeting to make issues of Ordinary shares or convertible securities for cash, other than to existing shareholders pro rata to their holdings. The Directors believe that, in the interest of flexibility, the power should be continued. Accordingly, Special Resolution No. 6 will be proposed to give the Directors authority to waive pre-emption rights over up to £5,973,000 in nominal value of Ordinary shares for a further period until the end of the Annual General Meeting in the year 2003. The proposal conforms with the pre-emption guidelines issued by the investment protection bodies to ensure that existing shareholders' interests are safeguarded.

Purchase of own shares

Last year, shareholders approved the purchase by the Company of its own shares, up to a maximum of 46,670,000 Ordinary and 14,500,000 Preference shares. During the year the Company purchased 37,801,219 Ordinary shares representing 8.1% of the issued Ordinary Shares for an aggregate consideration of £54.1 million and these shares were cancelled. The Company did not buy any Preference shares.

The Directors consider it desirable that the Company should again seek authority from shareholders to have the flexibility to make market purchases of its own Ordinary and/or Preference shares. Special Resolutions No. 7 and 8 to this effect will therefore be proposed at the Annual General Meeting. The Directors would plan to use this authority if and when they considered it to be in the best interests of the Company and the intention would be to continue to seek to renew it each year.

The consent of holders of the Preference shares to the passing of these resolutions will be sought at a separate Class Meeting following the Annual General Meeting.

Policy on payment of creditors

Operating businesses are responsible for agreeing the terms and conditions under which business transactions with suppliers are conducted. Payments to suppliers are made in accordance with these terms, provided that the supplier is also complying with all the relevant terms and conditions. At 31 December 2001, the Company's trade creditors represented 46 days (2000: 59 days) of annual purchases.

Corporate governance

The Listing Rules of the UK Listing Authority require the Company to include in its annual report and accounts a statement of how the Company has applied the Principles of Good Governance and Code of Best Practice (the Combined Code) and whether the Company has complied throughout the accounting period. This report describes how the principles of governance set out in the Code are applied in relation to Directors, Directors' Remuneration (separately on pages 24 to 27), Financial Reporting and Internal Controls and the Audit Committee.

The Board considers that the Company has complied with the Combined Code provisions throughout the year under review.

The Board consists of four executive Directors and five independent non-executive Directors as described on page 18. The Board meets at least eight times during the year to deal with matters which are material to the Group which it has reserved for its own decision.

The Board operates through four main committees.

The Nomination Committee consists of all the non-executive Directors with Sir Graham Hearne as the chairman. It deals with Board appointments and departures.

The Remuneration Committee consists of all the non-executive Directors with Sir Geoffrey Whalen as the chairman.

The Audit Committee comprises all the non-executive Directors with Dr Murphy as chairman. The responsibility of this committee is to satisfy itself that the Company's annual and interim accounts and other major financial statements issued by the Board follow generally accepted accounting principles and give a fair and meaningful account of the Group's affairs. The committee also considers and resolves any matters raised by external auditors and brought to the attention of the Board on any aspect of the accounts or the Group's control and audit procedures.

The Group Operating Committee consists of the executive Directors and includes heads of business sectors as well as several functional heads, with Mr Hintz as chairman. It acts as a general management committee for running all the major business affairs of the Company.

Sir Geoffrey Whalen has been appointed the senior non-executive Director.

Internal control statement

The Directors are responsible for the Group's system of internal control, including financial, operational and compliance controls and risk management and for reviewing its effectiveness. It is designed to manage rather than eliminate risk and can provide only reasonable and not absolute assurance against material misstatement or loss.

The Board has adopted a Risk Management Policy and Group Risk Framework which establish a process for identifying, evaluating and managing the significant risks faced by the Group. This process has been in place for the year under review and up to and including the date of approval of the annual report and accounts. The process is reviewed annually by the Board and accords with the guidance set out in Internal Control: Guidance for Directors on the Combined Code.
The Board has charged the Group Chief Executive, through the Group Operating Committee, with responsibility for implementing policies on internal control.

Sector Chief Executives are responsible for risk management within their sectors, including embedding the risk process in newly acquired businesses and for notifying the Board, via the Group Operating Committee, where exposure to risks is of a material nature. Information on these significant risks, together with the relevant control and monitoring procedures, is reviewed for completeness and accuracy by the Group Operating Committee. This information is presented to the Board for the Directors to assess the effectiveness of the system of internal control. In addition, the Group Operating Committee monitors the Group's significant risks on an ongoing basis. The Board receives and reviews minutes of the meetings of the Group Operating Committee, in addition to oral reports from the respective heads of business sectors and function heads as required.

Internal and external auditors and other related providers of assurance, perform reviews of control activities and provide regular written and oral reports to the Board via the Audit Committee.

The Board has noted the Association of British Insurers Guidelines on Socially Responsible Investment which were published in October 2001 and is reviewing policies and procedures to enable a regular assessment to be made by the Board of the significant business risks faced by the Group arising from social, environmental and ethical matters as part of its system of internal control.

Administration

Statement of Directors' Responsibilities

The Directors are required by UK company law to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group as at the end of the financial year and of the profit or loss and cash flows of the Group for that year. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent and
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The Directors are responsible for keeping proper accounting records which disclose, with reasonable accuracy, at any time the financial position of the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Employment policies

The Group's policy is to ensure that its businesses keep their employees fully informed on matters which affect them, through direct face-to-face communication and through established procedures for joint consultation. The development of communication skills at all levels of management receives a high priority throughout the Group. Employees are encouraged to display an appropriate degree of commitment, through training and other means. Management responsibility is delegated to the individual businesses and regular communication by business managers about Company plans aims to keep employees well-informed and enables them to identify with the competitiveness and success of their enterprise.

As mentioned elsewhere in this report, the Company operates savings related share option schemes in the UK enabling employees to participate in the ownership of shares in the Company.

Disabled persons
The Group's businesses have continued to examine means of providing employment for disabled employees, under normal terms and conditions, with opportunities for training, career development and promotion as appropriate. The Group's policy on the employment of disabled persons has been applied as sympathetically and positively as possible.

Charitable and political contributions
Donations to charitable organisations within the UK amounted to £29,975 during 2001 (2000: £36,285). No payments were made during the year for political purposes.

Research and development
The Group's businesses commit resources to research and development to assist them in securing their competitive positions in their chosen markets.

Health and Safety
The Company believes that the health, safety and welfare of its employees should be an integral part of its business strategy. The Group's policies and procedures relating to health and safety at work recognise the requirements of current legislation and are kept under continual review to ensure a safe working environment for all employees.

Environment policy
The Group is committed to developing and promoting products and processes that reduce waste and environmental impacts through the adoption of environmentally responsible policies and practices in all Novar's operations.

The following principles establish a framework for each Novar company to develop and implement policies and procedures appropriate to their business.

Novar companies will:
- achieve and maintain full compliance with all applicable environmental laws;
- strive to operate in a manner that protects the environment and public health and uses natural resources efficiently;
- encourage suppliers and customers to develop and apply environmentally beneficial solutions;
- respond appropriately to expressions of employee or community concerns regarding the environmental impact of their operations; and
- manage their environmental affairs locally, but Novar plc will manage and co-ordinate environmental activities throughout the Group.

During 2001 Novar's businesses continued to identify opportunities to achieve further reductions in environmental impacts resulting from their operations. The following narrative outlines some of the activities and initiatives undertaken by Group companies during the past year:

- five of our production sites have now achieved certification under ISO14001 as the internationally recognised standard for Environment Management Systems;
- all other sites have either met or exceeded the safety and environmental requirements imposed by national and local regulatory agencies;
- environmental management systems audits have been carried out in most operations to identify, assess and seek solutions to existing and potential environmental problems;
- the environment programme at the local level was carried through by managers with specific skills and identified individuals responsible for policy implementation;
- training on safety and environment was given to appropriate personnel;
- through further capital investments and improved administration, local managements have achieved reductions in the amounts of scrap, energy consumption and undesirable emissions, within their organisations;
- all companies have sought to optimise recycling of packaging and other materials and waste where financially and economically viable;
- all production sites have taken steps to control and reduce substances hazardous to health so as to minimise risk to personnel, members of the public and the environment. Wherever possible dangerous goods were separated, stored and transported in accordance with applicable regulation, and the hazardous waste was handled by specialist companies where necessary. Dangerous waste reduction process also included spill prevention and stormwater pollution prevention activity; and
- some operations have initiated a programme of working with suppliers and customers to deliver more environmentally friendly materials and to ensure that they have minimum acceptable standards on social, ethical, health, safety and environmental issues.

Auditors

Deloitte & Touche have indicated their willingness to continue as auditors. Ordinary Resolution No. 4 to reappoint them under the provisions of Section 385 of the Companies Act 1985 will be proposed at the Annual General Meeting.

Directors

The names of the present Directors of the Company are shown on page 18.

Mr I G Ashby was appointed as a Director on 24 September 2001. The other Directors whose names appear on page 18 were Directors of the Company throughout the year.

Mr Ashby, having been appointed to the Board since the last Annual General Meeting, retires under Article 93 of the Company's Articles of Association. Mr C L Korbell and Dr G M Murphy retire by rotation under Article 95. Each Director, being eligible, offers himself for reappointment. Details of the notice period contained in the contract of service of Messrs Ashby and Korbell are included in the Report to shareholders on Directors' remuneration on pages 24 to 27. Dr Murphy, being a non-executive Director, does not have a service contract with the Company. A brief biography of each of the Directors is included on page 18.

No Director had, during or at the end of the year on 31 December 2001, a material interest in any contract of significance with the Company as defined in The Listing Rules published by the UK Listing Authority.

The Company provides liability insurance for its Directors and Officers as permitted by the Companies Act 1985.

Directors' Interests

(a) Directors' Interests in shares

The beneficial interests of the Directors in office at end of the financial year in the shares of the Company at 31 December 2001 and at 1 January 2001, including the beneficial interests of their families, are set out in the table below.

Directors	31 December 2001 Ordinary shares of 27 7/9p	1 January 2001 (or date of appointment) Ordinary shares of 27 7/9p
Sir Graham Hearne	11,435	10,769
B J Hintz	1,517,860	1,060,553
I G Ashby	–	–
S L Howard	13,158	13,158
C L Korbell	67,318	48,833
M J E McKeon	21,868	3,500
Dr G M Murphy	20,378	20,378
O H J Stocken	26,547	25,000
Sir Geoffrey Whalen	20,000	20,000

Notes:
(i) During the year holdings of Ordinary shares of Sir Graham Hearne, Mr B J Hintz, Mr C L Korbell, Mr M J E McKeon and Mr O H J Stocken increased by 666; 457,307; 18,485; 18,368 and 1,547 respectively within a price range of 131.5p to 160.0p per share.
(ii) The executive Directors of the Company are deemed to have an interest in the 17,597,076 and 1,533,470 Ordinary shares held by the Novar Employee Trust and Novar Performance Partnership Plan Share Trust respectively.
(iii) None of the Directors held any interest in the 7.25p Convertible Preference shares or "B" shares of the Company.
(iv) None of the Directors held any non-beneficial interest in any of the shares of the Company.
(v) None of the Directors held interests in the shares or loans of the Company's subsidiaries at any time during the year.
(vi) No other changes occurred in any of these interests between 31 December 2001 and 6 March 2002.

b) Directors' share options

Details of Directors' share options are disclosed in the Report to shareholders on Directors' remuneration on pages 24 to 27.

By order of the Board
K Richardson
Group Company Secretary

6 March 2002

Report to shareholders on Directors' remuneration

to view online: www.novar.com/remuneration2001

The Directors present their report to shareholders on Directors' remuneration, which has been prepared in accordance with the requirements of the Listing Rules of the UK Listing Authority and the Combined Code.

The pay and benefits of each executive Director are determined by the Remuneration Committee. The Group Chief Executive attends Committee meetings and is consulted on proposals relating to the remuneration of other executive Directors (but not his own). The remuneration of the non-executive Directors is determined by the board of Directors.

The Committee's Terms of Reference and responsibilities are determined by the Board of Directors, in accordance with the Company's Articles of Association. The Committee is composed wholly of independent non-executive Directors: Sir Geoffrey Whalen (Chairman), Sir Graham Hearne, Mr S L Howard, Dr G Murphy and Mr O H J Stocken.

Policy on remuneration of executive Directors, senior executives and non-executive Directors

The remuneration packages for executive Directors and other senior executives combine short and long term rewards, including performance-related elements which are designed to incentivise them to meet the financial and strategic objectives set by the Company. The packages are commensurate with other comparable international businesses and the arrangements relating to North America reflect local competitive practices. The main components are base salary, an annual cash bonus plan, share options and pension benefits. In addition the Company provides company car and health care benefits.

The remuneration of non-executive Directors during the year under review was made up of a basic fee of £20,000 and an additional fee of £11,500 in recognition of their membership of certain committees. Committee Chairmen each received an additional fee of £3,500. The non-executive Chairman of the Company received a fee of £155,000 for the year under review. Non-executive Directors are appointed initially for a three year period, which is then reviewed and extended for further three year periods as appropriate. The non-executive Directors do not participate in any of the Company's incentive or benefit schemes.

Base salary

The Committee sets base salaries to reflect responsibilities and experience; these are reviewed annually, having regard to both the individual's and the Company's performance, pay and employment conditions elsewhere in the Group and competitive market salaries.

Annual bonus

The executive Directors participate in an annual bonus plan. In 2001 the bonus was determined by reference to growth in the Company's earnings per share with a cap of 60% of base salary, except in the case of Mr C L Korbell where the cap was set at 25% of base salary, with an additional proportion of bonus up to a maximum of 50% of salary based on the performance of the Security Printing Services sector. A bonus was payable if earnings per share increased by at least 5% over the corresponding figure for 2000, adjusted for the dilutive impact of the Plumbing disposal. No bonuses were earned in the year except in the case of Mr C L Korbell who received a payment of £72,079 representing 20.5% of bonusable salary based on the sector's performance. In accordance with normal US practice, this was pensionable.

Contracts of service

The Board has a general policy of one year notice periods for executive Directors.

Mr B J Hintz, a US citizen, has a service agreement with the Company's US subsidiary, Novar Inc. Under a separate agreement between Novar Inc. and the Company, Novar Inc. seconds Mr Hintz to the Company. Mr Hintz's service agreement can be terminated on 12 months' notice. (On a change of control of the Company, Mr Hintz would be entitled to 24 months' notice and would receive as compensation liquidated damages equivalent to 18 months' salary and benefits in the event of termination).

Mr I G Ashby and Mr M J E McKeon both have service agreements which can be terminated by the Company on 12 months' notice.

Mr C L Korbell, a US citizen, has a service agreement with Clarke American Checks, Inc. ("Clarke") which is automatically extended each year on 31 December for an additional one year period, unless at any time Clarke gives 60 days' prior notice of termination. In the event of termination, Mr Korbell would receive two years' salary and other benefits payable over the following two years. (On a change of control of Clarke, Mr Korbell would be entitled to receive one year's salary as a lump sum and on termination of the employment by either party (other than for cause) at any time thereafter, two years' salary and bonus (less the compensation of one year's salary already paid)).

In the absence of specific provisions for the payment of liquidated damages on termination of employment by the Company, legally appropriate mitigation factors will normally be considered in determining any compensation that may be payable.

Share Option Schemes

The Company currently operates the following share option schemes:

i) Novar plc Executive Share Option Scheme (last options granted in 1996)

Mr C L Korbell is the only Director who holds options granted under this scheme, along with other senior executives. All options were granted at market value and are normally exercisable only after they have been held for at least three years. No performance criteria attached to options granted up to and including 1995, but options granted in 1996 are exercisable only if the Company's annualised earnings per share have increased over any period of three consecutive financial years prior to exercise at a rate at least equal to the rate of increase in the Retail Prices Index plus 2% per annum. This condition has been met.

ii) Novar plc 1996 Executive Share Option Scheme
All four executive Directors, along with other senior executives, hold options granted under this scheme. Option grants to executive Directors are normally made on an annual basis, up to a maximum entitlement of one and a third times salary. All options are granted at not less than market value and are normally exercisable only after they have been held for at least three years.

Annual option grants have been made since 1997, which are subject to performance targets linked to business performance on the same basis as the 1996 grants described in (i) above. The targets for the grants made in 1997 and 1998 have been met.

In 1998 and 1999, enhanced grants of options, worth up to three times individuals' normal entitlement, were made to the then executive Directors and certain of the Group's most senior executives. The options are subject to stringent performance conditions designed to promote superior improvement in the underlying financial performance of the Group and are conditional upon individuals having a minimum personal holding of shares in the Company, until exercise. In addition to the earnings per share target described above, a second performance target linked to increases in Total Shareholder Return must be satisfied before options will be exercisable. The options are normally exercisable between the third and seventh anniversary of the grant date and the increases in Total Shareholder Return required for exercise increase proportionately through this period. Similarly, the proportion of the total number of shares over which each individual's option may be exercised increases (from a minimum level of 50% to a maximum of 100%) in line with the increase achieved in Total Shareholder Return. The exercise price also increases through this period to reflect the cost to the Company of providing the option. In 1998, the grant was in place of the normal annual grant made under the scheme for the executive Directors and the other recipients. In 1999, the grant was made following the release of the Company's interim results in August and was in recognition of the substantial improvement in the financial performance of the Group at the half year. This was in addition to a normal grant which had been made earlier in the year under the scheme, with the aggregate value of the two grants capped at three times salary. None of the performance conditions relating to Total Shareholder Return has so far been achieved.

In order to avoid dilution of shareholders' equity, it is intended that any options exercised under the scheme will be sourced from existing shares through the Novar Employee Trust.

iii) Novar plc 1999 Savings Related Share Option Scheme
Under this scheme, options over shares are offered annually to all permanent UK employees (both full-time and part-time) with a minimum of one year's service. The most recent offer, in March 2001, was at a discount of 20% to the market value of the Company's shares at the date invitations to participate were issued.

Directors' emoluments

Year to 31 December 2001	Salary and Fees £000	Benefits £000	Bonus £000	Total emoluments excluding pensions 2001 £000	Total emoluments excluding pensions 2000 £000
Sir Graham Hearne	155	–	–	155	140
B J Hintz	545	34	–	579	860
I G Ashby	62	4	–	66	–
S L Howard	32	–	–	32	15
C L Korbell[1]	351	24	72	447	561
M J E McKeon[2]	222	65	–	287	307
Dr G Murphy	35	–	–	35	30
O H J Stocken	32	–	–	32	15
Sir Geoffrey Whalen	35	–	–	35	30
TOTAL	1,469	127	72	1,668	1,958

Notes:
1. Mr C L Korbell's benefits include an amount of £13,926 representing the grossed-up value of UK national insurance contributions paid by the Company on his behalf in respect of his directors' fees in the period 1998-2001.
2. Mr M J E McKeon's benefits include relocation expenses totalling £41,367.
3. Mr M Clark, who left the Company on 29 February 2000, received emoluments excluding pensions of £623,000 in 2000.

Report to shareholders on Directors' remuneration continued

Share options

Executive Share Options Directors	Exercise price (pence)	Exercise period	Options at 1 January 2001	Granted during 2001	Options at 31 December 2001
B J Hintz	182.0	2000-2007	989,011[3][5]		989,011
	203.0-222.0	2001-2005	947,368[4]		947,368
	136.0	2002-2009	485,294[3]		485,294
	183.0-200.0	2002-2006	481,050[4]		481,050
	124.0	2003-2010	553,763[3]		553,763
	167.0	2004-2011		411,178[3]	411,178
I G Ashby	131.5	2004-2011		349,809[3]	349,809
C L Korbell	341.0	1997-2004	59,228[1]		59,228
	256.3	1998-2005	79,039[1]		79,039
	221.3	1999-2006	101,878[2]		101,878
	249.0	2000-2007	128,051[3]		128,051
	203.0-222.0	2001-2005	387,032[4]		387,032
	136.0	2002-2009	279,682[3]		279,682
	183.0-200.0	2002-2006	286,626[4]		286,626
	124.0	2003-2010	329,301[3]		329,301
	167.0	2004-2011		266,134[3]	266,134
M J E McKeon	155.5	2003-2010	257,234[3]		257,234
	167.0	2004-2011		159,681[3]	159,681

Notes:
1. Options granted under the Novar plc Executive Share Option Scheme with no performance conditions.
2. Options granted under the Novar plc Executive Share Option Scheme with performance conditions linked to increases in earnings per share.
3. Options granted under the Novar plc 1996 Executive Share Option Scheme with performance conditions linked to increases in earnings per share.
4. Options granted under the Novar plc 1996 Executive Share Option Scheme with performance conditions linked to increases in earnings per share and total shareholder return. The exercise price shown increases between the third and seventh anniversary of the date of grant.
5. 247,252 of the shares comprising this option are subject to the additional performance conditions and other requirements described under Note 4 above. The grant formed part of the remuneration package negotiated to secure Mr Hintz's employment.
6. The market price of Ordinary shares at 31 December 2001 was 126.5p and the range during the year was 100p to 215p.
7. None of the above Directors exercised any options during the year. Options over 24,449 shares held by Mr C L Korbell lapsed during the year.

Savings Related Share Options

Mr B J Hintz holds an option under the Novar plc 1999 Savings Related Share Option Scheme over 9,765 Ordinary shares at an exercise price of 99.2p. These options are exercisable during a six month period from maturity on 30 June 2003.

Performance Partnership Plan

Mr B J Hintz, Mr C L Korbell and Mr M J E McKeon all participate in the Novar plc Performance Partnership Plan. Under the Plan, directors and senior executives are invited to defer a proportion (between 20% and 100%) of the after-tax amount of any annual bonus they receive by investing it in the Company's shares, and receive a matching award of shares, based on the pre-tax value of the invested bonus, at the end of a 3 year period commencing on the date the shares were purchased, subject to the achievement of a performance target. This requires the Company's annualised earnings per share to increase at a rate at least equal to the rate of increase in the retail prices index plus 4% per annum.

In 2000, Mr B J Hintz and Mr C L Korbell purchased 106,946 and 19,797 Ordinary shares respectively and were granted a conditional matching award of 153,755 and 24,256 Ordinary shares respectively. In 2001, Mr B J Hintz, Mr C L Korbell and Mr M J E McKeon purchased 109,154, 18,485 and 18,368 Ordinary shares respectively and were granted a conditional matching award of 203,289, 29,937 and 34,210 Ordinary shares respectively. All the shares purchased by the Directors under the Plan are included in the table of Directors' interests on page 23.

Pension benefits

Money purchase arrangements

Mr B J Hintz has money purchase arrangements only. The Company has agreed to pay an amount equal to 50% of base salary each year towards the provision of pension, death in service and disability benefits. In 2001, this amount was £272,500. Mr Hintz has an overseas pension plan established under trust.

Mr I G Ashby and Mr M J E McKeon have both money purchase and defined benefit arrangements. The Company makes annual discretionary contributions to and in respect of, the Novar Funded Unapproved Retirement Benefit Scheme (FURBS) for the benefit of Mr Ashby and Mr McKeon. In 2001, these amounted to £6,046 and £21,640 respectively.

Mr C L Korbell has both money purchase and defined benefit arrangements. Clarke American Checks, Inc. makes an annual discretionary contribution to the Clarke American Profit Sharing Retirement Trust and related Benefit Equalisation Plan for the benefit of Mr Korbell of an amount approximately equal to 5% of his annual compensation, including bonus. In 2001, this totalled £29,173.

Defined benefits schemes

Mr I G Ashby and Mr M J E McKeon

Novar Executive Pension Scheme

Details of the value of the pension entitlements for Mr I G Ashby and Mr M J E McKeon under the Novar Executive Pension Scheme and the information necessary to enable a reasonable assessment to be made of the transfer value of the increase in accrued pension over the year are shown below.

Mr Ashby was aged 39 at 31 December 2001. He paid contributions of £1,431 during the year. The increase in accrued pension over the year and the total accrued pension at the end of the year were both £795.

Mr McKeon was aged 45 at 31 December 2001. He paid contributions of £5,670 during the year. The increase in accrued pension over the year and the total accrued pension at the end of the year were £3,243 and £5,300 respectively.

The Scheme is a funded, Inland Revenue approved, final salary occupational pension scheme which provides a pension equal to the lower of two-thirds of final pensionable salary and the Inland Revenue maximum pension at normal pension age (age 60). Pensionable salary is the pensions earnings cap. The scheme also provides for life cover of four times pensionable salary, pensions in the event of early retirement through ill health and dependant's pensions.

For death in retirement, a spouse's pension of two-thirds of the member's pre-commutation pension is payable. In the event of death after leaving service but before commencement of pension, a spouse's pension of two-thirds of the accrued preserved pension is payable. In all such circumstances, child allowances are also payable, at the rate of 33% of the spouse's pension for up to three children, until full-time education ceases.

Under the directors' tier of the scheme, no actuarial reduction is applied to pensions payable from the age of 55 if the member has completed 25 years or more continuous service or retirement is at the Company's request.

Post-retirement pension increases are guaranteed at the rate of 3% per annum on the pension earned for service up to 5 April 1997 and at the lesser of 5% per annum or the increase in the Retail Prices Index (known as Limited Price Indexation) for service after 5 April 1997. Discretionary increases may also be paid and there is an established custom and practice of granting increases at the Limited Price Indexation rate. There are no other discretionary benefits which are taken into account in calculating transfer values on leaving service.

Mr C L Korbell

Clarke American Checks, Inc. – Deferred Compensation Agreement

Details of the value of individual pension entitlements and information relating to defined benefits available to Mr C L Korbell under the Clarke American Checks, Inc. deferred compensation agreement are shown below. This information is necessary to enable a reasonable assessment to be made of the transfer value of the increase in accrued pension over the year.

Mr Korbell was aged 52 at 31 December 2001. He made no contributions during the year. There was no increase in accrued pension over the year and the total accrued pension at the end of the year was £16,701.

Normal pension age is 65. In the event of death in retirement, a benefit is paid for a period of 10 years if retirement was at or after age 60, or for a period of 15 years if retirement occurs between ages 55 and 60. In the event of death before retirement, an amount of £20,877 per annum is paid for 10 years to a designated beneficiary. Early retirement is possible from age 55. The amount of pension payable is based on age at retirement as follows:

£16,701 per annum is payable for 10 years if retirement is after age 65;
£11,691 per annum is payable for 10 years if retirement is between ages 60 and 65;
£6,681 per annum is payable for 15 years if retirement is between ages 55 and 60.
There are no post-retirement pension increases and no other discretionary benefits are taken into account in calculating transfer values on leaving.

Clarke American Checks, Inc. – Supplemental Executive Retirement Plan

The increase in accrued pension over the year was £8,454 and the total accrued pension at the end of the year was £234,285. Both figures are inclusive of the benefits payable under the money purchase and deferred compensation arrangements described above. The Plan provides Mr Korbell with a pension payable for life at normal retirement age (65) equivalent to two thirds of his final base compensation, less any retirement benefits payable under the Deferred Compensation Agreement, the Clarke American Profit Sharing Retirement Trust and related Benefit Equalisation Plan. Final base compensation is the highest average annual base salary for any 12 month period during the final 10 years prior to retirement. Early retirement is possible from age 55 having completed 10 years of service. For retirement between ages 55 and 65 the pension is reduced by 5% for each year prior to age 65. In the event of termination of employment prior to attaining the age of 55, a pension is payable based on the number of years service completed (up to a maximum of 30 years). In the event of death in retirement, a spouse's pension of one-half of the member's pension is payable (the member's pension having been actuarially reduced to meet the cost of the spouse's pension). In the event of death before retirement, a spouse's pension of one-half of the member's accrued pension is payable; the spouse's pension will be paid at a reduced rate if the member was below age 55 at death. The Plan is unfunded.

After careful consideration, the Directors have concluded that no circumstances exist which would justify asking shareholders specifically to approve the remuneration policy set out in this report.

Independent auditors' report to the members of Novar plc

to view online: www.novar.com/auditors2001

We have audited the financial statements of Novar plc for the year ended 31 December 2001 which comprise the consolidated profit and loss account, the statement of recognised gains and losses, the reconciliation of movements in shareholders' funds, the balance sheets, the consolidated cash flow statement, the principal accounting policies and related notes 1 to 29. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of Directors and auditors
As described in the Directors' Report, the Company's Directors are responsible for preparing financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibility is to audit the financial statements in accordance with relevant United Kingdom legal and regulatory requirements, auditing standards, and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the Directors' Report and the other information contained in the Annual Report for the above year as described in the contents section and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion
We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2001 and of the loss of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche
Chartered Accountants and Registered Auditors
Hill House
1 Little New Street
London
EC4A 3TR

6 March 2002

Consolidated profit and loss account

to view online | www.novar.com/results2001

for the year ended 31 December 2001	Note	2001 Before goodwill amortisation and exceptional items £m	2001 Goodwill amortisation £m	2001 Exceptional items £m	2001 Total £m	2000 Total £m
Turnover	1a					
Existing operations		**1,415.1**	–	–	**1,415.1**	1,408.4
Acquisitions		**54.3**	–	–	**54.3**	–
Continuing operations		**1,469.4**	–	–	**1,469.4**	1,408.4
Discontinued operations		**12.7**	–	–	**12.7**	336.1
		1,482.1	–	–	**1,482.1**	1,744.5
Group operating profit	1b					
Existing operations		**74.0**	**(19.1)**	–	**54.9**	127.0
Acquisitions		**(4.3)**	**(2.1)**	–	**(6.4)**	–
Acquisitions						
Group operating profit before restructuring		**2.4**	**(2.1)**	–	**0.3**	–
Restructuring		**(6.7)**	–	–	**(6.7)**	–
		(4.3)	**(2.1)**	–	**(6.4)**	–
Continuing operations		**69.7**	**(21.2)**	–	**48.5**	127.0
Discontinued operations		**(6.0)**	**(0.6)**	–	**(6.6)**	34.9
		63.7	**(21.8)**	–	**41.9**	161.9
Share of operating profits of associated undertakings		**4.3**	**(0.5)**	–	**3.8**	0.8
Total operating profit		**68.0**	**(22.3)**	–	**45.7**	162.7
Disposal of fixed assets – continuing operations		–	–	**0.7**	**0.7**	1.8
Disposal of businesses – continuing operations	3a	–	–	**(2.7)**	**(2.7)**	–
Disposal and closure of businesses – discontinued operations	3b	–	–	**(33.1)**	**(33.1)**	47.1
Profit on ordinary activities before interest		**68.0**	**(22.3)**	**(35.1)**	**10.6**	211.6
Net interest	5	**(16.5)**	–	–	**(16.5)**	(26.0)
(Loss)/profit on ordinary activities before taxation		**51.5**	**(22.3)**	**(35.1)**	**(5.9)**	185.6
(Loss)/profit on ordinary activities before taxation						
– Continuing operations before restructuring		**105.6**	**(21.7)**	**(2.0)**	**81.9**	124.3
– Continuing operations restructuring		**(48.1)**	–	–	**(48.1)**	(20.7)
– Continuing operations		**57.5**	**(21.7)**	**(2.0)**	**33.8**	103.6
– Discontinued operations		**(6.0)**	**(0.6)**	**(33.1)**	**(39.7)**	82.0
		51.5	**(22.3)**	**(35.1)**	**(5.9)**	185.6
Taxation on (loss)/profit on ordinary activities	6				**(17.4)**	(53.0)
(Loss)/profit on ordinary activities after taxation					**(23.3)**	132.6
Minority interests (equity)					**(0.1)**	–
(Loss)/profit for the year					**(23.4)**	132.6
Dividends – equity shares (Ordinary)	8				**(39.4)**	(42.5)
Dividends – non equity shares (Preference and 'B')	8				**(10.6)**	(10.6)
Retained (loss)/profit for the year	20				**(73.4)**	79.5
Earnings per Ordinary share	7					
Basic					**(7.9)p**	27.4p
Diluted					**(7.9)p**	27.1p
Basic before goodwill amortisation and exceptional items					**5.3p**	20.0p
Dividend per Ordinary share	8				**9.5p**	9.5p

Statement of total recognised gains and losses

to view online | www.novar.com/results2001

for the year ended 31 December 2001	2001 Group £m	2000 Group £m
(Loss)/profit for the financial year	**(23.4)**	132.6
Currency translation differences on foreign currency investments	**5.8**	22.6
Currency translation differences on foreign currency borrowings	**(6.0)**	(13.7)
Gain on currency forward hedging contracts	**9.5**	3.9
Taxation on currency translation differences on foreign currency borrowings and forward contracts	**(3.7)**	(2.5)
Total recognised gains and losses relating to the year	**(17.8)**	142.9

The reported loss for the year is not materially different from the loss on an unmodified historical cost basis.

Reconciliation of movements in shareholders' funds

to view online | www.novar.com/results2001

for the year ended 31 December 2001	2001 Group £m	2000 Group £m
Total recognised gains and losses	**(17.8)**	142.9
Dividends	**(50.0)**	(53.1)
	(67.8)	89.8
Goodwill written back	**2.4**	131.3
Redemption of 'B' shares	**(0.3)**	–
Purchase of own shares	**(54.1)**	–
Issue of new Ordinary shares	**1.5**	0.1
Net (reduction)/addition to shareholders' funds	**(118.3)**	221.2
Shareholders' funds at 1 January	**627.7**	406.5
Shareholders' funds at 31 December	**509.4**	627.7

The notes on pages 33 to 53 form part of these accounts.

Balance sheets

at 31 December 2001	Note	2001 Group £m	2000 Group £m	2001 Company £m	2000 Company £m
Fixed assets					
Intangible assets	9	**400.9**	362.9	**–**	–
Tangible assets	10	**302.7**	318.8	**0.7**	0.7
Investments	11	**86.3**	38.3	**2,048.6**	1,898.8
		789.9	720.0	**2,049.3**	1,899.5
Current assets					
Stocks	12	**94.2**	104.0	**–**	–
Debtors – amounts falling due within one year	13	**214.8**	228.4	**39.8**	35.6
Debtors – amounts falling due after more than one year	13	**22.0**	22.8	**3.0**	2.0
Cash at bank and in hand	14	**48.4**	119.1	**–**	43.9
		379.4	474.3	**42.8**	81.5
Creditors – amounts falling due within one year					
Borrowings	15	**(4.1)**	–	**(92.9)**	(78.3)
Other creditors	15	**(244.3)**	(285.2)	**(47.4)**	(68.0)
		(248.4)	(285.2)	**(140.3)**	(146.3)
Net current assets/(liabilities)		**131.0**	189.1	**(97.5)**	(64.8)
Total assets less current liabilities		**920.9**	909.1	**1,951.8**	1,834.7
Creditors – amounts falling due after more than one year					
Borrowings	16	**(316.9)**	(228.3)	**(79.0)**	–
Other creditors	16	**(5.7)**	(2.5)	**(1,021.8)**	(958.7)
		(322.6)	(230.8)	**(1,100.8)**	(958.7)
Provisions for liabilities and charges	18	**(88.7)**	(50.5)	**–**	–
Net assets		**509.6**	627.8	**851.0**	876.0
Capital and reserves					
Called up share capital					
– Equity shares (Ordinary)	19	**119.5**	129.6	**119.5**	129.6
– Non equity shares	19	**24.8**	25.1	**24.8**	25.1
Share premium account	20	**11.6**	10.1	**11.6**	10.1
Capital redemption reserve	20	**26.5**	15.7	**26.5**	15.7
Revaluation reserve	20	**2.3**	2.0	**–**	–
Other reserves	20	**–**	–	**178.5**	178.5
Profit and loss account	20	**324.7**	445.2	**490.1**	517.0
Shareholders' funds (including non equity interests)		**509.4**	627.7	**851.0**	876.0
Minority interests (equity)		**0.2**	0.1	**–**	–
		509.6	627.8	**851.0**	876.0
Equity shareholders' funds		**361.9**	480.2	**703.5**	728.5
Non equity shareholders' funds		**147.5**	147.5	**147.5**	147.5

Approved by Board of Directors

Sir Graham Hearne,
Director

B J Hintz,
Director

6 March 2002

The notes on pages 33 to 53 form part of the accounts.

Consolidated cash flow statement

to view online | www.novar.com/results2001

for the year ended 31 December 2001	Note	2001 £m	2000 £m
Net cash inflow from continuing activities		**156.5**	164.4
Net cash outflow from discontinued activities		**(2.2)**	(17.5)
Net cash inflow from operating activities	24a	**154.3**	146.9
Dividends from associated undertakings		**0.4**	1.5
Returns on investments and servicing of finance	24b	**(27.6)**	(26.0)
Taxation		**(29.9)**	(43.9)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(66.1)**	(82.9)
Fixed asset investment		**1.7**	(0.3)
Sale of tangible fixed assets		**23.0**	17.3
		(41.4)	(65.9)
Acquisitions and disposals			
Purchase of businesses	25	**(70.0)**	(395.5)
Investment in associated undertakings	11	**(41.9)**	–
Cash/(overdrafts) acquired with businesses	25	**2.6**	(2.6)
Gross proceeds from disposal of businesses	26	**2.7**	443.1
Cash sold and transaction costs of disposals	26	**(3.4)**	(39.5)
		(110.0)	5.5
Equity dividends paid		**(41.9)**	(42.4)
Cash outflow before management of liquid resources and financing		**(96.1)**	(24.3)
Management of liquid resources			
Decrease/(increase) in term deposits		**43.0**	(28.9)
Net cash outflow before financing		**(53.1)**	(53.2)
Financing			
Issue of new Ordinary shares		**1.5**	0.1
Redemption of 'B' shares		**(0.3)**	–
Purchase of own shares		**(54.1)**	–
Net increase in debt	24c	**77.6**	71.4
		24.7	71.5
(Decrease)/increase in cash in the period		**(28.4)**	18.3
Reconciliation of net cash flow to movement in net debt			
(Decrease)/increase in cash in the period		**(28.4)**	18.3
Net increase in debt		**(77.6)**	(71.4)
(Decrease)/increase in liquid resources		**(43.0)**	28.9
Increase in net debt resulting from cash flows		**(149.0)**	(24.2)
Loan notes issued on purchase of businesses	25	**(2.2)**	–
Loans and finance leases (acquired)/disposed of with businesses	25	**(5.4)**	18.0
Effect of foreign exchange rate changes		**(6.8)**	(13.0)
Increase in debt in the year		**(163.4)**	(19.2)
Opening net debt		**(109.2)**	(90.0)
Closing net debt	24d	**(272.6)**	(109.2)

Principal accounting policies

Basis of accounting
The accounts have been prepared under the historical cost convention, as modified by the revaluation of certain fixed assets, and have been prepared in accordance with applicable accounting standards.

Basis of consolidation
The consolidated accounts comprise the accounts of the Company and all of its subsidiary undertakings at 31 December 2001. The results of subsidiary undertakings are included in the profit and loss account using the acquisition method as from the effective date of acquisition or in the case of disposals up to the effective date at which the investment is sold.

Goodwill
Purchased goodwill arising prior to 1 January 1998 was written off directly to reserves and remains eliminated against reserves. This is charged to the profit and loss account on the disposal or termination of the related businesses. Subsequent to that date, and in accordance with FRS 10, where businesses are acquired, any difference between the cost of acquisition and the fair value of the net assets acquired is capitalised as goodwill and written off on a straight line basis over the estimated useful economic life of up to 20 years.

Associated undertakings
Associated undertakings are defined as ones in which the Group has a long-term investment and is in a position to exercise significant influence over the company in which the investment is made. The Group's share of the profits less losses of associated undertakings is included in the consolidated profit and loss account. Its interest in the net assets of associated undertakings is included as an investment in the consolidated balance sheet at the Group's share of net assets at acquisition plus the Group's share of retained profits.

Foreign currencies
Balance sheet items in foreign currencies are translated into sterling at mid-market rates of exchange at the balance sheet date. Profit and loss accounts of overseas subsidiary undertakings are translated into sterling at average rates of exchange for the relevant accounting period.

Exchange differences arising from the retranslation at year end rates of the net investment in foreign undertakings, less exchange differences on foreign currency borrowings and any linked foreign exchange contracts which relate to investments in overseas assets and any tax arising on these exchange differences are dealt with as reserve movements. These exchange differences are reported in the statement of recognised gains and losses. All other exchange differences are taken to the profit and loss account.

Derivative financial instruments
The derivative financial instruments used by the Group to manage its currency risks are principally forward foreign currency contracts and foreign exchange swaps and interest rate swaps.

The Group does not enter into speculative contracts and all derivative transactions are entered into to manage the risks arising from underlying business activities.

Interest payments or receipts arising from derivative financial instruments are recognised within interest payable or recoverable as appropriate. Any premiums or discounts arising are amortised over the life of the instrument.

Termination payments made or received are spread over the life of the underlying exposure in cases where the underlying exposure continues to exist. In other cases termination payments are taken to the profit and loss account.

Leases
Assets acquired under finance leases are included under the relevant category of tangible fixed assets and depreciated accordingly. the capital element of the future lease rentals payable is included as appropriate under creditors due within or after one year. The interest element of lease rentals is charged to the profit and loss account. Rentals under operating leases are charged to profit, as incurred, over the terms of the lease.

Tangible fixed assets
Tangible fixed assets, except freehold land, are written off on a straight line basis over the estimated useful lives which, for the major categories, are:

Freehold buildings	– 10 to 50 years
Fixtures and fittings	– 2 to 20 years
Leasehold land and buildings	– 50 years or term of lease if less
Plant, machinery and tools	– 2 to 33 years
Motor vehicles	– 3 to 6 years

Long leaseholds are land and buildings held on leases which expire 50 or more years after the year end. Short term leaseholds are land and buildings held on leases which expire within 50 years of the year end. Amounts receivable under capital grants are treated as deferred income and credited to the profit and loss account by installment over the expected useful life of the related asset on a basis consistent with the depreciation policy.

Following the implementation of FRS15 ('Tangible Fixed Assets') the Group has adopted a policy of not revaluing fixed assets. The carrying amount of tangible fixed assets previously revalued has been retained at their book amount in accordance with the transitional provisions of FRS15.

Research and development
All expenditure on research and development is written off in the period in which it is incurred.

Stocks
Stocks and work in progress are valued at the lower of cost and estimated net realisable value. The cost of work in progress and finished goods comprises materials, labour and attributable overheads.

Deferred taxation
Deferred taxation is calculated using the liability method at current rates of taxation in respect of timing differences between profits computed for taxation purposes and profits stated in the accounts. Provision is made where a liability is expected to arise in the foreseeable future.

Retirement benefits
The retirement benefit obligations of the Company and its UK subsidiary undertakings are financed by contributions to separate funds, which are subject to actuarial valuations every three years. Pension costs in respect of employees who are members of these pension schemes are charged to the profit and loss account so as to spread the cost of pensions over the service lives of employees in the schemes.

Certain foreign subsidiary undertakings operate defined contribution and defined benefit pension schemes. Pension costs in respect of the defined contribution pension schemes are charged to the profit and loss account in accordance with the contributions paid. Pension costs in respect of employees who are members of overseas defined benefit pension schemes are charged to the profit and loss account so as to spread the cost of pensions over the services lives of employees in the schemes.

The Group's post-retirement benefit schemes other than pensions are accounted for so as to spread the costs over the service lives of employees in the schemes. In accordance with FRS 17, additional disclosures relating to the Group's pension schemes are given in note 21.

Turnover
Turnover represents the invoiced value of sales excluding Value Added Tax and similar sales related taxes.

1 Segmental analysis

a) Turnover	2001 £m	2000 £m
By class of business		
Continuing operations		
– Intelligent Building Systems	**576.7**	465.1
– Indalex Aluminum Solutions	**520.9**	594.4
– Security Printing Services	**371.8**	348.9
	1,469.4	1,408.4
Discontinued operations	**12.7**	336.1
	1,482.1	1,744.5
By geographical origin		
Continuing operations		
– UK	**314.4**	296.7
– North America	**946.6**	988.5
– Continental Europe	**177.8**	98.1
– Rest of the World	**30.6**	25.1
	1,469.4	1,408.4
Discontinued operations	**12.7**	336.1
	1,482.1	1,744.5

The geographical analysis of turnover by destination is not materially different from turnover by origin.

b) Operating profit	2001 £m	2000 £m
By class of business		
Continuing operations		
Before restructuring and goodwill amortisation		
– Intelligent Building Systems	**48.0**	62.1
– Indalex Aluminum Solutions	**1.0**	40.3
– Security Printing Services	**68.8**	59.6
	117.8	162.0
– Restructuring	**(48.1)**	(20.7)
– Goodwill amortisation	**(21.2)**	(14.3)
	48.5	127.0
Discontinued operations		
Before restructuring and goodwill amortisation	**(6.0)**	36.8
– Restructuring	**–**	(0.3)
– Goodwill amortisation	**(0.6)**	(1.6)
	(6.6)	34.9
	41.9	161.9
By geographical origin		
Continuing operations		
Before restructuring and goodwill amortisation		
– UK	**14.4**	33.5
– North America	**79.3**	109.0
– Continental Europe	**22.5**	17.3
– Rest of the World	**1.6**	2.2
	117.8	162.0
– Restructuring	**(48.1)**	(20.7)
– Goodwill amortisation	**(21.2)**	(14.3)
	48.5	127.0
Discontinued operations	**(6.6)**	34.9
	41.9	161.9

After restructuring costs and goodwill amortisation the operating results of continuing businesses by class of business were: Intelligent Building Systems £1.1m profit (2000: £45.1m profit), Indalex Aluminum Solutions £20.2m loss (2000: £22.3m profit) and Security Printing Services £67.6m profit (2000: £59.6m profit). The operating results of continuing businesses by geographical origin after restructuring costs and goodwill amortisation were: UK £15.0m loss (2000: £27.4m profit), North America £55.6m profit (2000: £91.0m profit), Continental Europe £6.4m profit (2000: £6.6m profit) and Rest of the World £1.5m profit (2000: £2.0m profit).

1 Segmental analysis continued

c) Net assets

	2001 £m	2000 £m
By class of business		
– Intelligent Building Systems	**150.1**	168.6
– Indalex Aluminum Solutions	**201.9**	169.4
– Security Printing Services	**77.8**	73.0
Continuing operations including acquisitions	**429.8**	411.0
Discontinued operations	**1.0**	19.2
Net operating assets	**430.8**	430.2
Goodwill	**400.9**	362.9
Tax, dividends and other corporate items	**(85.7)**	(92.7)
Investment in ESOP	**36.2**	36.6
Net debt	**(272.6)**	(109.2)
Net assets	**509.6**	627.8

	2001 £m	2000 £m
By geographical location		
– UK	**94.7**	115.4
– North America	**292.5**	257.1
– Continental Europe	**29.4**	29.1
– Rest of the World	**13.2**	9.4
Continuing operations including acquisitions	**429.8**	411.0
Discontinued operations	**1.0**	19.2
Net operating assets	**430.8**	430.2

2 Operating costs

	2001 Existing Operations £m	2001 Acquisitions £m	2001 Continuing £m	2001 Discontinued £m	2000 Continuing £m	2000 Discontinued £m
Changes in stocks of finished goods and work in progress	**9.4**	**0.5**	**9.9**	**8.7**	20.7	0.8
Own work capitalised	**(0.6)**	**(0.3)**	**(0.9)**	**–**	(0.6)	(0.2)
Other operating income	**(9.4)**	**(0.6)**	**(10.0)**	**–**	(6.0)	(0.4)
Raw materials and consumables	**556.7**	**19.4**	**576.1**	**0.1**	555.1	138.2
Other external charges	**346.8**	**16.4**	**363.2**	**5.5**	297.2	71.5
Staff costs (note 4c)	**374.1**	**20.9**	**395.0**	**3.1**	348.4	72.2
Depreciation and impairment of owned assets	**64.1**	**2.3**	**66.4**	**1.3**	52.3	17.4
Depreciation of assets held under finance leases	**–**	**–**	**–**	**–**	–	0.1
Goodwill amortisation	**19.1**	**2.1**	**21.2**	**0.6**	14.3	1.6
	1,360.2	**60.7**	**1,420.9**	**19.3**	1,281.4	301.2
Discontinued operations			**19.3**		301.2	
			1,440.2		1,582.6	

Operating profit is stated after charging the following:	2001 £m	2000 £m
Payments under operating leases		
– Hire of plant and machinery	**10.6**	7.9
– Other	**11.0**	7.9
Research and development expenditure	**27.0**	27.2
Restructuring costs	**48.1**	21.0
Fees paid to the Group's auditors were		
– Audit fees and expenses	**0.6**	0.5
– Tax fees and expenses	**0.3**	0.3
– Other fees and expenses	**0.9**	0.4
	1.8	1.2
Fees paid to other auditors	**0.1**	0.1
	1.9	1.3

The audit fee for the Company was £0.1m (2000: £0.1m). Also paid to the Group's auditors was £0.6m (2000: £1.4m) which is related to business acquisitions and divestments. Where appropriate, project work is put out to tender.

3 Disposal and closure of businesses

a) Continuing operations	2001 £m	2000 £m
– Loss on the disposal of the Lite Ladders business including the write back of £2.4m of goodwill written off direct to reserves in prior years	**(2.2)**	–
– Loss on the disposal of interest in associated undertaking	**(0.5)**	–
	(2.7)	–

b) Discontinued operations	2001 £m	2000 £m
– Loss on the disposal and closure of the Australasian business of Intelligent Building Systems	**(30.6)**	–
– Provision for loss on exit from the ISDN telecommunications business	**(2.5)**	–
– Profit on the disposal of Plumbing businesses including the write back of £132.0m of goodwill written off direct to reserves in prior years	**–**	46.5
– Profit on disposal of other businesses	**–**	0.6
	(33.1)	47.1

4 Employees

a) Average weekly number of employees	2001 Number	2000 Number
By class of business		
– Intelligent Building Systems	**6,767**	5,207
– Indalex Aluminum Solutions	**3,989**	4,593
– Security Printing Services	**3,702**	3,557
Continuing operations	**14,458**	13,357
Discontinued operations	**275**	3,477
	14,733	16,834

b) Year end number of employees	2001 Number	2000 Number
By class of business		
– Intelligent Building Systems	**6,998**	5,648
– Indalex Aluminum Solutions	**3,371**	4,149
– Security Printing Services	**3,691**	3,655
Continuing operations	**14,060**	13,452
Discontinued operations	**245**	227
	14,305	13,679

Employee numbers are stated on a full time equivalent basis.

c) Staff costs (including Directors' emoluments)	2001 £m	2000 £m
Wages and salaries	**355.1**	375.9
Social security costs	**35.4**	38.5
Pensions costs	**7.6**	6.2
	398.1	420.6

d) Emoluments of Directors	2001 £'000	2000 £'000
Emoluments of the Directors of the Company		
– Fees	**289**	230
– Other emoluments and benefits	**1,307**	1,739
– Performance related bonuses	**72**	612
Aggregate emoluments	**1,668**	2,581
– Pension contributions to money purchase schemes	**319**	318
	1,987	2,899

Disclosures on Directors' remuneration, share options, long–term incentive schemes, pension contributions and pension entitlements required by the Companies Act 1985 and those specified for audit by the Listing Rules of the Financial Services Authority, are contained in the tables on pages 25 and 26 and the paragraphs referring to pensions benefits on pages 26 and 27 within the report on Directors' remuneration, and form part of these audited financial statements.

5 Net interest

	2001 £m	2000 £m
Interest payable:		
Bank loans, overdrafts and other loans wholly repayable within five years	**(5.4)**	(22.8)
Other loans wholly repayable after five years	**(14.5)**	(7.7)
Finance leases	**–**	(0.1)
	(19.9)	(30.6)
Interest receivable	**3.9**	4.6
	(16.0)	(26.0)
Share of interest of associated undertakings	**(0.5)**	–
	(16.5)	(26.0)

Repayment terms and interest rates are shown in note 17.

6 Taxation

	2001 £m	2000 £m
Current taxation		
– UK corporation tax based on (loss)/profit for the year at 30.0% (2000: 30.0%)	**(4.1)**	16.0
– UK corporation tax for prior year	**(0.4)**	0.3
– Overseas taxation for current year	**26.8**	37.7
– Overseas taxation for prior year	**(1.6)**	(0.9)
	20.7	53.1
Deferred taxation		
– UK	**(0.3)**	0.7
– Overseas	**(3.6)**	(0.9)
	16.8	52.9
Share of associated undertakings' taxation	**1.2**	0.1
	18.0	53.0
Tax credit arising on exceptional items	**(0.6)**	–
	17.4	53.0

7 Earnings per Ordinary share

	2001 £m	2000 £m
Earnings		
(Loss)/profit for the year	**(23.4)**	132.6
Dividends – non equity shares	**(10.6)**	(10.6)
Earnings after exceptional items	**(34.0)**	122.0
Goodwill amortisation	**22.3**	15.9
Exceptional items (after tax)	**34.5**	(48.9)
Earnings before exceptional items and goodwill amortisation	**22.8**	89.0

	Number	Number
Weighted average number of Ordinary shares in issue		
Basic	**431.3m**	445.7m
Equivalent number of potential dilutive shares at full consideration	**–**	4.0m
Adjusted number of Ordinary shares (diluted)	**431.3m**	449.7m

Earnings per Ordinary share	2001 Basic Pence	2001 Diluted Pence	2000 Basic Pence	2000 Diluted Pence
Before goodwill amortisation and exceptional items	**5.3**		20.0	
Before exceptional items	**0.1**		16.4	
Exceptional items	**(8.0)**		11.0	
After exceptional items	**(7.9)**	**(7.9)**	27.4	27.1

The earnings per Ordinary share are shown before and after goodwill amortisation and exceptional items to show the underlying financial performance on a basis comparable with many other groups. The weighted average number of Ordinary shares in issue used above excludes the shares held by the Novar Employee Trust and the Novar Performance Partnership Plan Share Trust. Earnings are the same in the calculation of the basic and diluted earnings per share.

8 Dividends

	2001 £m	2000 £m
Equity shares		
– Interim Ordinary dividend of 2.90p paid (2000: 2.90p)	**12.5**	12.9
– Final Ordinary dividend of 6.60p proposed (2000: 6.60p)	**26.9**	29.6
	39.4	42.5
Non equity shares		
– Convertible Preference dividend paid and accrued	**10.6**	10.6
– 'B' share dividend paid and accrued	**–**	–
	50.0	53.1

9 Intangible fixed assets

	Goodwill £m
Cost:	
At 1 January 2001	379.4
Currency translation	0.6
Business divestments	(12.6)
Acquisitions	70.6
At 31 December 2001	**438.0**
Amortisation:	
At 1 January 2001	16.5
Currency translation	(0.1)
Provided during the year	21.8
Business divestments	(1.1)
At 31 December 2001	**37.1**
Net book value	
At 31 December 2001	**400.9**
At 1 January 2001	362.9

10 Tangible fixed assets

	Land and buildings						
	Freehold £m	Long leasehold £m	Short leasehold £m	Motor vehicles £m	Fixtures & fittings £m	Plant machinery & tools £m	Group total £m
Cost or valuation:							
At 1 January 2001	94.2	15.1	8.2	9.0	45.2	433.2	604.9
Currency translation	1.2	–	–	(0.1)	–	4.0	5.1
Additions	8.0	–	3.3	0.6	6.3	51.6	69.8
Disposals	(7.4)	(1.7)	(0.4)	(2.4)	(4.3)	(26.4)	(42.6)
Acquisitions of businesses	0.6	–	–	0.6	0.5	13.6	15.3
Business divestments	(6.6)	–	(0.1)	–	–	(9.4)	(16.1)
At 31 December 2001	**90.0**	**13.4**	**11.0**	**7.7**	**47.7**	**466.6**	**636.4**
Depreciation:							
At 1 January 2001	4.8	7.4	5.3	7.6	40.0	221.0	286.1
Currency translation	–	–	–	–	–	1.4	1.4
Charge for the year	3.0	–	0.9	0.9	6.4	46.7	57.9
Impairments in the year	0.9	–	–	–	1.6	7.3	9.8
Disposals	(0.5)	(0.4)	(0.4)	(2.1)	(4.4)	(12.4)	(20.2)
Business divestments	–	–	–	–	(0.1)	(1.2)	(1.3)
At 31 December 2001	**8.2**	**7.0**	**5.8**	**6.4**	**43.5**	**262.8**	**333.7**
Net book value							
At 31 December 2001	**81.8**	**6.4**	**5.2**	**1.3**	**4.2**	**203.8**	**302.7**
At 1 January 2001	89.4	7.7	2.9	1.4	5.2	212.2	318.8

10 Tangible fixed assets continued

The net book value at historical cost of freehold and long leasehold land and buildings was £85.9m (2000: £95.1m). On a historic cost basis the accumulated depreciation thereon would have been £78.9m (2000: £74.2m).

The Group's freehold and long leasehold land and buildings held at valuation are on the basis of a valuation at Open Market Value carried out as at 31 December 1997 by Healey & Baker, International Surveyors.

There were no assets held under finance leases (2000: £nil).

The fixed assets of the Company, which are predominantly fixtures and fittings, at cost and valuation of £4.4m (2000: £4.3m) and aggregate depreciation of £3.7m (2000: £3.6m) are included above. During the year additions at cost totalled £0.4m, depreciation of £0.3m was charged and there were disposals with a net book value of £0.1m.

	2001 Group £m	2000 Group £m
Contracted for but not provided for	**15.4**	18.1

The Company had no outstanding capital commitments at 31 December 2001 (2000: £nil).

11 Investments

a) Group: investment in associated undertakings	**2001 £m**	2000 £m
Balance at 1 January 2001	**1.7**	2.5
Share of associates' profit before taxation	**3.8**	0.8
Share of taxation	**(1.2)**	(0.1)
Goodwill amortisation	**(0.5)**	–
Acquisitions	**46.9**	0.2
Divestment	**(0.2)**	–
Currency translation	**–**	(0.2)
Dividend received	**(0.4)**	(1.5)
At 31 December 2001	**50.1**	1.7
b) Group: investment in Employee Share Ownership Plan (ESOP)	**36.2**	36.6
	86.3	38.3

Group: investment in associated undertakings

On 13 June 2001 the Group acquired a 26% interest in the equity of China Aluminum Group Holdings (BVI) Limited, a company incorporated in the British Virgin Islands, and the leading aluminum extruder in the People's Republic of China. The total cash consideration, including costs, was £40.3m. In addition £5.0m has been included in the cost of investment in relation to contingent consideration. The provisional capitalised goodwill on this investment is £20.7m and this is being amortised in the profit and loss account over 20 years.

In June 2001 a further investment in an associated undertaking was made during the year for a total cash consideration, including costs, of £1.6m.

During the year ended 31 December 2001 the Group's share of operating profits before goodwill amortisation from these acquisitions was £3.6m.

The carrying value of investment in associated undertakings at 31 December 2001 of £50.1m included a net book value of capitalised goodwill of £20.2m (2000: £nil), loans of £1.6m (2000: £nil) and share of net assets £28.3m (2000: £1.7m).

Group: investment in Employee Share Ownership Plan (ESOP)

This investment represents 19,130,546 Ordinary shares of the Company which are held by the Novar Employee Trust and the Novar Performance Partnership Plan Share Trust for the benefit of the Company and its subsidiaries, under the Novar plc 1996 Executive Share Option Scheme and the Novar Performance Partnership Plan respectively. The dividend rights in respect of these shares have been waived. The costs of the Trusts are charged to the profit and loss account as they accrue. The market value of the shares at 31 December 2001 was £24.2m (2000: £38.6m).

11 Investments continued

c) Company: investment in subsidiary undertakings and ESOP	ESOP £m	Subsidiary undertakings Shares £m	Subsidiary undertakings Loans £m	Total £m
At 1 January 2001	36.6	811.8	1,050.4	**1,898.8**
Additions	1.0	3.0	179.6	**183.6**
Disposals	(1.4)	–	–	**(1.4)**
Amounts provided	–	(21.0)	–	**(21.0)**
Currency translation	–	–	(11.4)	**(11.4)**
At 31 December 2001	**36.2**	**793.8**	**1,218.6**	**2,048.6**

Refer to note 29 for details of subsidiary undertakings.
The Directors' valuation of the investments of the Company and the Group is not less than their carrying value.

12 Stocks

	2001 Group £m	2000 Group £m
Raw materials and consumables	**34.6**	37.6
Work in progress	**15.1**	11.9
Finished goods	**44.5**	54.5
	94.2	104.0

The replacement cost of stock is not materially different from its book value. The Company held no stocks at 31 December 2001 (2000: £nil). Certain subsidiary undertakings have consignment stock and other similar arrangements with suppliers in the ordinary course of business. Inventory drawn from consignment stock is generally invoiced to the companies concerned at the price ruling at the date of drawdown. The value of such stock at cost, which has been excluded from the balance sheet in accordance with the application notes included in FRS5, amounted to £15.3m (2000: £7.1m).

13 Debtors

	2001 Group £m	2000 Group £m	**2001 Company £m**	2000 Company £m
Amounts falling due within one year:				
Trade debtors	**162.5**	175.6	**0.3**	–
Amounts owed by subsidiary undertakings	**–**	–	**29.5**	20.0
Amounts owed by associated undertakings	**0.4**	0.9	**–**	–
Other debtors	**24.8**	34.7	**2.6**	10.8
Prepayments and accrued income	**26.0**	16.4	**4.4**	2.8
Corporation tax	**–**	–	**3.0**	1.2
Deferred tax asset	**1.1**	–	**–**	–
Advance corporation tax recoverable	**–**	0.8	**–**	0.8
	214.8	228.4	**39.8**	35.6
Amounts falling due after more than one year:				
Other debtors	**11.7**	11.7	**3.0**	2.0
Prepayments and accrued income	**10.3**	11.1	**–**	–
	22.0	22.8	**3.0**	2.0

14 Cash at bank and in hand

At 31 December 2001, the Group held cash balances of £48.4m (2000: £119.1m) all of which is held in current accounts. The interest and currency profile of these balances are set out in note 17.

15 Creditors – amounts falling due within one year

a) Borrowings	**2001 Group £m**	2000 Group £m	**2001 Company £m**	2000 Company £m
Bank borrowings and overdrafts	**2.4**	–	**92.9**	78.3
Loan notes	**1.7**	–	**–**	–
	4.1	–	**92.9**	78.3

The interest rate, currency and maturity profiles of borrowings are set out in note 17.

15 Creditors – amounts falling due within one year continued

b) Other creditors	2001 Group £m	2000 Group £m	2001 Company £m	2000 Company £m
Trade creditors	**95.6**	110.4	**1.1**	1.7
Amounts due to subsidiary undertakings	**–**	–	**4.3**	4.1
Amounts due to associated undertakings	**0.3**	0.2	**–**	–
Other creditors	**52.3**	64.8	**5.1**	15.7
Accruals and deferred income	**23.8**	30.9	**3.1**	7.8
Interest payable	**5.6**	7.5	**5.6**	7.5
Corporation tax	**28.9**	33.9	**–**	–
Valued added tax, payroll tax and social security	**9.8**	7.1	**0.2**	0.8
Dividends proposed and accrued	**28.0**	30.4	**28.0**	30.4
	244.3	285.2	**47.4**	68.0

16 Creditors – amounts falling due after more than one year

a) Borrowings	2001 Group £m	2000 Group £m	2001 Company £m	2000 Company £m
Bank borrowings	**81.0**	–	**79.0**	–
Loan notes	**231.8**	224.3	**–**	–
Other loans repayable after five years – other than by instalments	**4.1**	4.0	**–**	–
	316.9	228.3	**79.0**	–

The interest rate, currency and maturity profiles of borrowings are set out in note 17.

b) Other creditors	2001 Group £m	2000 Group £m
Other creditors	**4.6**	0.3
Accruals and deferred income	**1.1**	2.2
	5.7	2.5

The other creditors of the Company falling due after more than one year relate solely to amounts owing to subsidiary undertakings.

17 Financial Instruments

A discussion of the Group's objectives, policies and strategies with regard to derivatives and other financial instruments can be found in the paragraphs on Treasury policies and risk management in the Operating and Financial Review on pages 16 and 17. Except where noted, the disclosures below include cash and deposits, borrowings, forward exchange contracts entered into to hedge the net assets of foreign subsidiary undertakings ("hedges"), and in respect of the prior year forward foreign exchange contracts taken out to hedge the tax exposures arising on the Group's borrowings and on forward foreign exchange contracts used to hedge the Group's investment in its overseas subsidiaries ("tax hedges"). The disclosures exclude other debtors and creditors as such disclosures for short–term items are not required to be given by FRS 13 and other items are not significant. The Group uses derivatives to manage commodity price risk. Such derivatives are excluded from the disclosures set out below to the extent that they are settled by cash.

a) Interest rate and currency profile of financial assets

Included in the analysis below are cash balances held in current accounts and term deposits, hedges and in respect of the prior year, tax hedges. There are no fixed rate financial assets.

The currency profile of the Group's financial assets as at 31 December 2001 was:

Currency profile:	Cash and deposits £m	Forward foreign exchange contracts £m	2001 Group Total £m	Cash and deposits £m	Forward foreign exchange contracts £m	2000 Group Total £m
US dollars	25.0	–	**25.0**	31.3	81.9	113.2
Canadian dollars	–	–	**–**	0.5	–	0.5
Euro	13.5	–	**13.5**	9.4	3.6	13.0
Sterling	2.5	–	**2.5**	73.8	(85.5)	(11.7)
Other	7.4	–	**7.4**	4.1	–	4.1
	48.4	**–**	**48.4**	119.1	–	119.1

17 Financial Instruments continued

b) Interest rate and currency profile of financial liabilities

Included in the analysis below are borrowings, and the net position in respect of hedges and tax hedges.

The currency and interest rate profile of the Group's financial liabilities as at 31 December 2001 was:

	Floating rate borrowings £m	Fixed rate borrowings £m	Forward foreign exchange contracts £m	Effective currency borrowings £m	Analysed as: Floating rate borrowings £m	Fixed rate borrowings £m	Non equity shares £m	2001 Group Total £m	2000 Group Total £m
US dollars	–	**235.4**	**178.3**	**413.7**	409.6	4.1	–	**413.7**	147.5
Canadian dollars	**1.5**	–	**48.2**	**49.7**	49.7	–	–	**49.7**	26.2
Euros	**79.0**	**2.9**	**109.0**	**190.9**	188.0	2.9	–	**190.9**	173.1
Sterling	**2.2**	–	**(335.5)**	**(333.3)**	(333.3)	–	**147.5**	**(185.8)**	29.0
	82.7	**238.3**	–	**321.0**	314.0	7.0	**147.5**	**468.5**	
2000	–	228.3	–	228.3	157.4	70.9	147.5		375.8

The Group's borrowings at 31 December 2001 were principally US$ fixed rate liabilities, which were converted as shown above through interest rate and currency swaps, and Euro floating rate liabilities. The fixed rate borrowings had a weighted average interest rate of 8.3%. The interest rates of the floating rate borrowings following the swaps were principally determined by reference to the relevant LIBOR.

c) Currency risk profile

	Operating assets by currency of operations £m	Tax, dividends and other corporate items £m	Intangible assets £m	Net debt £m	Forward foreign exchange contracts £m	2001 Net assets £m	2000 Net assets £m
US dollars	243.2	(5.5)	152.2	(210.4)	(178.3)	**1.2**	238.5
Canadian dollars	49.3	(1.7)	0.3	(1.5)	(48.2)	**(1.8)**	29.9
Euros	26.8	2.0	149.8	(68.4)	(109.0)	**1.2**	5.0
Sterling	94.7	(48.5)	98.6	0.3	335.5	**480.6**	321.7
Other	16.8	4.2	–	7.4	–	**28.4**	32.7
	430.8	**(49.5)**	**400.9**	**(272.6)**	**–**	**509.6**	
2000	430.2	(56.1)	362.9	(109.2)	–		627.8

The above borrowings and forward foreign exchange contracts hedge the appropriate overseas equity investments and, as permitted under SSAP 20, exchange differences arising on revaluation to the balance sheet exchange rates are taken to reserves.

The Group has no significant currency exposures generating gains or losses that would be recognised in the profit and loss account.

d) Transactional hedge accounting

The gains and losses on forward foreign exchange contracts used for hedging transactional currency exposures are not recognised until the exposure that is being hedged is itself recognised. The Group's unrecognised gains and losses and deferred gains and losses on financial instruments used for transactional hedging at 31 December 2001 were:

	Gains £m	Losses £m	Total £m
Gains and losses arising in previous years, recognised in 2001	0.2	(1.0)	**(0.8)**
Gains and losses unrecognised at 31 December 2001	0.3	–	**0.3**
of which:			
Gains and losses expected to be recognised in the profit and loss account in 2002	0.3	–	**0.3**

The gains and losses on forward metals contracts used for hedging metals stock holdings are not recognised until the exposure that is being hedged is itself recognised. The Group's unrecognised gains and losses and deferred gains and losses on financial instruments used for metals hedging at 31 December 2001 were as follows:

	Gains £m	Losses £m	Total £m
Gains and losses arising in previous years, recognised in 2001	–	(0.3)	**(0.3)**
Gains and losses unrecognised at 31 December 2001	0.3	(1.9)	**(1.6)**
of which:			
Gains and losses expected to be recognised in the profit and loss account in 2002	0.3	(1.9)	**(1.6)**

17 Financial Instruments continued

e) Maturity of financial liabilities

The maturity profile of the Group's financial liabilities (excluding short term creditors other than bank loans) at 31 December 2001 was as follows:

	US$ senior notes £m	Bank loans & overdrafts £m	Other borrowings £m	Non equity shares £m	**2001 Group Total £m**	2000 Group Total £m
Less than one year	–	2.4	1.7	–	**4.1**	–
Between one and two years	–	81.0	0.5	–	**81.5**	–
Between two and five years	–	–	–	147.5	**147.5**	147.5
After five years	231.3	–	4.1	–	**235.4**	228.3
	231.3	**83.4**	**6.3**	**147.5**	**468.5**	
2000	224.3	–	4.0	147.5		375.8

The $335m senior notes issued in July 2000 are divided into three tranches of $135m, $85m and $115m. The tranches bear interest at fixed rates of 8.23%, 8.28% and 8.35% and are repayable in 2007, 2008 and 2010 respectively. The weighted average maturity of the senior notes is 6.8 years.

f) Borrowing facilities

At 31 December 2001 the Group had undrawn committed borrowing facilities available to it, in respect of which all conditions precedent had been met, as follows:

	2001 £m	2000 £m
Expiring within one year	**150.0**	75.0
Expiring between one and two years	**141.0**	–
Expiring between two and five years	**30.0**	220.0
	321.0	295.0

g) Fair value of financial instruments

Fair value is defined as the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties and is calculated by reference to prevailing market rates. As at 31 December 2001 the only financial instruments where there were significant differences between the book value and the fair value comprised forward foreign exchange contracts, fixed rate senior notes and non equity shares. The fair value of these financial instruments compared to their book value is set out below.

The senior notes are not publicly traded. The fair value attributed to them below is an estimate of their value assuming a private transaction between willing parties at a date close to 31 December 2001.

	2001 Book value £m	2000 Book value £m	**2001 Fair value £m**	2000 Fair value £m
Foreign currency swap and forward contracts held to manage interest rate and currency risk	**5.5**	(4.4)	**24.5**	(7.9)
Commodity contracts	**–**	–	**(1.6)**	(0.3)
Foreign currency forward contracts held to hedge currency exposure on expected future sales and purchases in foreign currencies	**–**	–	**0.3**	(0.8)
Non equity shares	**(147.5)**	(147.5)	**(151.1)**	(159.0)
US$ senior notes	**(231.3)**	(224.3)	**(248.8)**	(241.0)

18 Provisions for liabilities and charges

a) Group	Pensions and similar obligations £m	Deferred consideration £m	Restructuring provisions £m	Deferred taxation £m	Property provisions £m	Other £m	**Total £m**
At 1 January 2001	19.2	–	5.8	2.7	3.1	19.7	**50.5**
Reclassification	0.8	–	0.2	–	–	0.1	**1.1**
Currency translation	(0.6)	–	(0.1)	0.1	–	(0.2)	**(0.8)**
Acquisitions – deferred consideration	–	6.5	–	–	–	–	**6.5**
Acquisitions	24.3	–	–	–	0.4	0.8	**25.5**
Charge to profit & loss account:							
– provision for loss on disposal and closure of businesses	–	–	–	–	–	4.1	**4.1**
– other	7.7	–	48.1	–	0.2	2.7	**58.7**
Released to profit & loss account	(0.1)	–	–	(3.9)	–	(0.2)	**(4.2)**
Utilised in the year: cash	(9.0)	–	(26.9)	–	(1.6)	(5.8)	**(43.3)**
Non cash movements	(0.3)	–	(9.8)	–	0.3	(0.7)	**(10.5)**
Transfer deferred tax asset to debtors	–	–	–	1.1	–	–	**1.1**
At 31 December 2001	**42.0**	**6.5**	**17.3**	**–**	**2.4**	**20.5**	**88.7**

During the year £1.1m of other liabilities previously recorded in other creditors were reclassified as provisions for liabilities and charges.

Pensions and similar obligations largely represent SSAP24 accruals in respect of funded pension schemes in the United Kingdom, unfunded liabilities on pension schemes in Europe and post retirement benefits in respect of US based retirement medical schemes. The Group's pension arrangements are fully described in note 21.

Restructuring provisions relate to committed costs in respect of the Group's restructuring projects.

The deferred taxation asset of £1.1m (2000: £2.7m provision), which is classified within debtors (see note 13) is analysed below.

Property provisions principally relate to lease rentals in respect of vacant property.

Other provisions principally relate to warranties, legal claims, environmental liabilities and other onerous contracts; the expected timing of the use of these provisions is currently uncertain.

b) Deferred taxation	**2001 Provided £m**	**2001 Unprovided £m**	2000 Provided £m	2000 Unprovided £m
UK				
– Accelerated capital allowances	**0.4**	**(1.5)**	0.7	(0.6)
– Other timing differences	**(1.9)**	**(8.2)**	(1.9)	(0.2)
	(1.5)	**(9.7)**	(1.2)	(0.8)
Overseas				
– Accelerated capital allowances	**0.1**	**16.5**	1.8	15.1
– Other timing differences	**0.3**	**(24.2)**	2.1	(27.3)
	(1.1)	**(17.4)**	2.7	(13.0)
c) Company				
– Accelerated capital allowances	**–**	**(0.3)**	–	(0.7)
– Other timing differences	**–**	**(5.4)**	–	0.3
	–	**(5.7)**	–	(0.4)

No provision has been made for deferred taxation in respect of any future disposals of upward revalued properties as the Directors do not envisage a significant crystallisation of any such liability in the foreseeable future.

Deferred taxation has not been provided in respect of the earnings retained overseas by subsidiary undertakings because it is not currently intended to make a distribution which will give rise to a tax charge.

19 Share Capital

a) Nominal value of shares	2001 2001 Authorised £	2001 Allotted, called up and fully paid £	2000 2000 Authorised £	2000 Allotted, called up and fully paid £
Equity shares – Ordinary shares of 27⅞p each	**217,000,000**	**119,470,198**	217,000,000	129,641,740
Non equity shares – 7.25p Convertible Cumulative				
Redeemable Preference shares of 16⅔p each	**27,000,000**	**24,291,714**	27,000,000	24,295,917
Non equity shares – 'B' shares of £1 each	**180,000,000**	**512,882**	180,000,000	819,328

Rights of 7.25p Convertible Cumulative Preference shares
Each holder of Convertible Cumulative Preference shares is entitled to convert into Novar plc Ordinary shares of 27⅞p each at the rate of 42.553 Ordinary shares for every 100 Convertible Preference shares (and a conversion price of 235p per Ordinary share) in June in any year from 2002 to 2005, or otherwise to redeem the Convertible Cumulative Preference shares in 2005 at the price of £1 per share.

No voting rights attach to these shares unless at the date of a general meeting the dividend thereon is six months or more in arrears, or the business of that meeting includes a resolution for the winding up of the Company, the appointment of an administrator, approval of a voluntary arrangement, capital reduction or the purchase of any Ordinary shares or any resolution directly or indirectly adversely affecting the rights or privileges attached to those shares. The holders of these shares have the right to be paid a fixed cumulative preference dividend at the rate of 7.25p net per share per annum on a half-yearly basis in equal amounts.

The Preference shareholders have no further rights to participate in the profits of the Company except that in the case of a winding up the Company's surplus assets, after payment of its liabilities, shall be applied, firstly, to pay Preference shareholders any arrears of dividend; secondly, to repay to the Preference shareholders the capital and a premium amounting to a total of £1 per share; thirdly, to repay the capital paid up on Ordinary shares; and fourthly, to distribute rateably amongst Preference and Ordinary shareholders (each Preference share being treated as if converted into fully paid Ordinary shares for this purpose). The Company shall, subject to the requirements of the Companies Act, redeem on 31 August 2005 all outstanding Preference shares and the amount payable shall be £1 per share, together with any arrears of dividend. The above is a summary of the Preference shareholders' rights, but the full details are contained in the Company's Articles of Association.

Rights of 'B' shares
No voting rights attach to 'B' shares of £1 each unless the business of the meeting includes the consideration of a resolution for the winding–up of the Company. On a return of capital on a winding-up the holders of 'B' shares shall be entitled, subject to the preferential rights of the Convertible Preference shares of 16⅔p, but in priority to any payment to holders of any other class of shares, to the repayment of the nominal capital paid up on the 'B' shares.

Unless redeemed earlier, outstanding 'B' shares may be redeemed by the Company at their nominal value of £1 each on 20 May 2027. The Company at any time may declare a Redemption Period. Under certain circumstances the 'B' shares may be converted into Ordinary shares of the Company. The above is a summary of the rights of 'B' shares, but the full details are contained in the Company's Articles of Association.

b) Securities issued during the year	Ordinary shares of 27⅞p each Number	Preference shares of 16⅔p each Number	'B' shares of £1 each Number
At 1 January 2001	466,710,287	145,774,519	819,328
Exercise of savings related share options	1,172,914	–	–
Conversion of Convertible Cumulative Redeemable Preference Shares	10,731	(25,218)	–
Purchase of own shares	(37,801,219)	–	–
Redemption of 'B' Shares	–	–	(306,446)
At 31 December 2001	**430,092,713**	**145,749,301**	**512,882**

19 Share Capital continued

c) Executive Share Option Schemes

At 31 December 2001, 28,684,161 Ordinary shares, being part of the authorised share capital, were subject to options under the Novar plc Executive Share Option Scheme and the Novar plc 1996 Executive Share Option Scheme, as follows:

Date of grant	Number of shares	Exercise price pence	Date of grant	Number of shares	Exercise price pence
6 May 1994	199,898	341.0	10 August 1999	5,077,594	183.0–200.0
30 September 1994	159,394	280.0	6 December 1999	144,606	183.0–200.0
19 April 1995	551,694	256.3	14 March 2000	5,177,164	124.0
15 April 1996	837,685	221.3	11 April 2000	126,671	143.0
15 April 1997	917,595	249.0	17 May 2000	257,234	155.5
14 November 1997	989,011	182.0	4 September 2000	157,657	178.0
15 April 1998	784,937	190.0	16 March 2001	5,690,214	167.0
15 April 1998	3,114,502	203.0–222.0	11 September 2001	321,419	143.0
16 March 1999	3,827,077	136.0	24 September 2001	349,809	131.5

Shares vesting under options granted since 15 April 1997 are to be sourced out of the Novar Employee Trust. At 31 December 2001 the Trust held a total of 17,597,076 shares.

The options are normally exercisable between three and ten years after the options were granted. The weighted average exercise price is 170.0p.

d) Savings Related Share Option Schemes

At 31 December 2001, 3,846,322 Ordinary shares, being part of the authorised share capital, were subject to options under the Novar plc Savings Related Share Option Scheme and the Novar plc 1999 Savings Related Share Option Scheme, as follows:

Date of grant	Number of shares	Exercise price pence
24 May 1995	71,381	203.2
24 May 1996	9,144	196.0
12 May 1997	25,791	246.5
13 May 1998	185,031	151.6
18 June 1999	1,326,587	108.8
12 April 2000	1,385,248	99.2
11 April 2001	843,140	136.4

The options are normally exercisable up to six months after maturity of the three, five or seven-year SAYE contracts. The weighted average exercise price is 116.3p.

20 Reserves

a) Group	Share premium account £m	Capital redemption reserve £m	Revaluation reserve £m	Profit and loss account £m	**Total £m**
At 1 January 2001	10.1	15.7	2.0	445.2	**473.0**
Net currency translation	–	–	–	5.6	**5.6**
Share issues	1.5	–	–	(0.4)	**1.1**
Redemption of share capital	–	0.3	–	(0.3)	**–**
Purchase of own shares	–	10.5	–	(54.1)	**(43.6)**
Retained profit for the year	–	–	–	(73.4)	**(73.4)**
Transfer	–	–	0.3	(0.3)	**–**
Goodwill written back on disposals	–	–	–	2.4	**2.4**
At 31 December 2001	**11.6**	**26.5**	**2.3**	**324.7**	**365.1**

The movement on the profit and loss account arising from share issues represents the difference between the market value and the exercise price of shares issued during the year to the Novar Qualifying Employee Share Ownership Trust to satisfy the exercise of savings related share options.

At 31 December 2001, the cumulative amount of goodwill written off to reserves amounted to £437.2m (2000: £439.6m).

20 Reserves continued

b) Company	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Profit and loss account £m	Total £m
At 1 January 2001	10.1	15.7	178.5	517.0	**721.3**
Net currency translation	–	–	–	12.9	**12.9**
Share issues	1.5	–	–	–	**1.5**
Purchase of own shares	–	10.5	–	(54.1)	**(43.6)**
Redemption of share capital	–	0.3	–	(0.3)	**–**
Retained profit for the year	–	–	–	14.6	**14.6**
At 31 December 2001	**11.6**	**26.5**	**178.5**	**490.1**	**706.7**

A separate profit and loss account for the Company has not been presented as permitted by Section 230 of the Companies Act 1985. The amount of the consolidated profit for the financial year dealt with in the accounts of the Company is a profit of £64.6m (2000: loss of £20.1m) before deducting dividends.

21 Retirement benefits

a) SSAP24

In the UK, the Group participates in a number of defined benefit pension plans. The assets are held in separate trustee administered funds. Overseas subsidiary undertakings participate in a variety of defined benefit and defined contribution pension plans.

The total pension and other post-retirement benefit costs charged in the year ended 31 December 2001 were £7.6m (2000: £6.2m). The charge in the UK was £0.3m (2000: £2.6m), and the balance was in respect of overseas arrangements. As at 31 December 2001 the Group held the following assets and liabilities in respect of pensions and other post-retirement benefits:

	2001 £m	2000 £m
Debtors – amounts falling due after more than one year	**9.3**	10.8
Creditors – amounts falling due within one year	**–**	(0.6)
Provisions for liabilities and charges	**(42.0)**	(19.2)
	(32.7)	(9.0)

The increase in provisions for liabilities and charges is principally due to the inclusion of a provision for pension liabilities of £24.3m as at 31 December 2001 in respect of the scheme operated by Albert Ackermann GmbH & Co. KG ("Ackermann"), which was acquired on 25 April 2001.

The most significant actuarial assumptions used in the valuation of the principal UK and overseas pension plans were as follows:

	UK %pa	USA %pa	Canada %pa	Europe %pa
Long-term investment return				
– pre-retirement	6.80	7.75	7.00	6.00
– post-retirement	5.80	7.75	7.00	6.00
Increase in pensionable pay	4.30	5.50	4.00	3.00
Increase in pensions in payment	2.70	–	–	2.25

United Kingdom

The UK pension costs relating to defined benefit pension plans have been determined in accordance with the advice of professionally qualified independent consulting actuaries using the projected unit method. The assets and liabilities of the pension plans are reviewed on a triennial basis by the actuaries for funding purposes. The principal UK actuarial valuations were last carried out in March 2000. The results of those valuations showed that the combined market value of the UK pension plan assets was £551.2m. The actuarial value of those assets represented approximately 123% of the value of benefits that had accrued to pensioners, deferred pensioners and active members based on past service and allowing for future increases in earnings where appropriate. These figures do not include allowance for either the Brand-Rex acquisition or the Plumbing disposal, however, full allowance has been made for these in the pension costs. The market values as at 31 December 2001 of the assets of the UK pension plans are set out in the FRS17 disclosures below.

The excess of the assets over accrued liabilities has arisen principally because past investment performance has been better than originally assumed. The actuarial surplus is being spread over the average remaining service lives of the members. The total charge for the UK defined benefit pension plans for 2001 was £nil (2000: £2.3m).

The Group has a number of other minor post-retirement benefit obligations in the UK, and the charge for the year in respect of these obligations was £0.3m (2000: £0.3m).

21 Retirement benefits continued

Overseas

Overseas, the Group operates pension plans in several countries, with the most significant being in the USA, Canada and Germany.

The Group has defined benefit and defined contribution plans in the USA. Defined benefit pension and other post-retirement obligations are valued by independent actuaries using the projected unit method.

The latest actuarial reviews of the US defined benefit pension plans were carried out for the purpose of calculating pension costs in 2001. The results of those valuations showed that the combined market value of the US defined benefit pension plan assets was approximately £58m at 31 December 2000. This represents approximately 113% of the value of benefits that had accrued to pensioners, deferred pensioners and active members based on past service and allowing for future increases in earnings where appropriate. The total charge for the US defined benefit pension plans for 2001 was £0.3m (2000: £0.9m). The market values as at 31 December 2001 of the assets of the US defined benefit plans are set out in the FRS17 disclosures below.

The Group operates five defined contribution plans in the USA. Members of these plans can make voluntary contributions which are matched or partially matched by the Group. The Group does not have the ability to recover the assets held by the plans, nor can it be required to make additional payments to the plans over and above the contributions referred to above. Custodial responsibility for the assets rests with independent investment managers. The charge for these plans for 2001 was £5.2m (2000: £3.7m).

In Canada, the Group has defined benefit pension plans. The latest actuarial reviews were carried out for the purpose of calculating pension costs in 2001. The results of those valuations showed that the combined market value of the Canadian defined benefit pension plan assets was £22.5m at 31 December 2000. This represents approximately 143% of the value of benefits that had accrued to pensioners, deferred pensioners and active members based on past service and allowing for future increases in earnings where appropriate. The total charge for the Canadian pension plans for 2001 was £0.1m (2000: credit of £1.7m). The market values as at 31 December 2001 of the assets of the Canadian defined benefit plans are set out in the FRS17 diclosures below.

The Group also has exposure to a post-retirement benefit plan in the USA. The charge for this arrangement in the year was £0.4m (2000: £0.3m).

The Group acquired Ackermann on 25 April 2001. Ackermann operates a now closed unfunded defined benefit plan in Germany, the pension obligations of which have been valued by independent actuaries using the projected unit method. The latest actuarial review of the plan was carried out as at 31 December 2000 for the purpose of estimating the liability at the acquisition date, and calculating the pension cost for the period from date of acquisition to 31 December 2001. The results of those valuations showed the value of benefits accrued to pensioners, deferred pensioners and active members based on past service and allowing for future increases in earnings to be approximately £24.3m at acquisition. The charge in respect of the period since acquisition was £1.4m.

The Group operated a number of other defined benefit schemes in Continental Europe. The total net credit for these schemes in the year was £0.1m (2000: charge of £0.4m).

b) FRS17 disclosures

In November 2000 the Accounting Standards Board issued FRS17 'Retirement benefits'. FRS17 is fully effective for periods ending on or after 22 June 2003, though certain disclosures are required in the transition period, for periods ending on or after 22 June 2001. These further disclosures are included below:

The valuation used for FRS17 disclosures has been based on the most recent actuarial valuations performed by qualified independent actuaries. For the UK schemes, the most recent valuations were carried out as at 31 March 2000, for the schemes in North America, 31 December 2000 and for Europe, 31 December 2001. These have been updated to take account of the requirements of FRS17 in order to assess the liabilities of the schemes at 31 December 2001.

Valuation method	UK Projected Unit %pa	North America Projected Unit %pa	Europe Projected Unit %pa
Discount rate	5.80	7.40	6.00
Inflation rate	2.50	4.40	2.25
Increase to deferred benefits during deferment	2.50	–	–
Increase in pensions in payment	2.50	–	2.25
Salary increases	4.00	4.80	3.00

21 Retirement benefits continued

The assets in the schemes and the expected rates of return were:

	Long term rate of return			Market value of scheme assets			
	UK %pa	North America %pa	Europe %pa	UK £m	North America £m	Europe £m	**2001 Group £m**
Equities	7.3	10.1	n/a	384.1	51.7	n/a	**435.8**
Bonds	5.5	6.5	n/a	54.2	9.6	n/a	**63.8**
Other	4.0	4.0	n/a	13.6	7.0	n/a	**20.6**
Total schemes				451.9	68.3	n/a	**520.2**
Present value of scheme liabilities				(456.9)	(80.8)	(23.9)	**(561.6)**
Deficit in the schemes				(5.0)	(12.5)	(23.9)	**(41.4)**
Unrecoverable surplus				(0.4)	–	–	**(0.4)**
FRS17 net pension liability				(5.4)	(12.5)	(23.9)	**(41.8)**
Related deferred tax asset				1.7	4.6	2.7	**9.0**
Net pension liability after related deferred tax asset				(3.7)	(7.9)	(21.2)	**(32.8)**

The related deferred tax assets shown above are calculated on a full provision basis which will be the required method for accounting for deferred tax when FRS17 is fully implemented in 2003.

As noted, the European schemes relate principally to the scheme run by Ackermann, which was acquired by the Group on 25 April 2001. Ackermann operates a now closed unfunded defined benefit plan in Germany the pension obligations of which have been valued by independent actuaries using the projected unit method.

Net assets	**2001 Group £m**
Net assets	**509.6**
Exclude existing SSAP24 pension liability	**32.7**
	542.3
FRS17 net pension liability	**(41.8)**
Net assets including FRS17 pension liability	**500.5**

Reserves	**2001 Group £m**
Shareholders' funds	**509.4**
Exclude existing SSAP 24 pension liability	**32.7**
	542.1
FRS17 net pension liability	**(41.8)**
Shareholders' funds including FRS17 pension liability	**500.3**

22 Contingent liabilities

	2001 Group £m	2000 Group £m	**2001 Company £m**	2000 Company £m
Guarantees	**5.7**	7.2	**–**	–

There are a small number of legal claims that are outstanding against the Group in its ordinary course of business. Where appropriate, provisions have been made in the accounts in respect of these claims. None of these claims is expected to result in a significant impact on the Group.

23 Annual commitments under operating leases

	2001 Plant and machinery £m	**2001 Land and buildings £m**	2000 Plant and machinery £m	2000 Land and buildings £m
Leases expiring				
– Within one year	**1.6**	**2.3**	1.2	1.7
– Between one and five years	**7.7**	**4.2**	8.1	4.1
– After more than five years	**2.4**	**5.8**	1.0	4.7
	11.7	**12.3**	10.3	10.5

24 Consolidated cash flow statement

a) Reconciliation of operating profit to operating cash flow	2001 Continuing activities £m	2001 Discontinued activities £m	2000 Continuing activities £m	2000 Discontinued activities £m
Operating profit/(loss)	**48.5**	**(6.6)**	127.0	34.9
Depreciation of fixed assets	**56.6**	**1.3**	48.4	17.5
Amortisation of goodwill	**21.2**	**0.6**	14.3	1.6
	126.3	**(4.7)**	189.7	54.0
Decrease/(increase) in stocks	**17.3**	**0.9**	(0.1)	(3.9)
Decrease/(increase) in debtors	**31.5**	**1.7**	(19.4)	(61.3)
Decrease in creditors	**(27.9)**	**(0.1)**	(9.1)	(6.3)
Other movements	**9.3**	**–**	3.3	–
Net cash inflow/(outflow) from operating activities	**156.5**	**(2.2)**	164.4	(17.5)

b) Returns on investments and servicing of finance	2001 £m	2000 £m
Non equity dividends	**(10.6)**	(10.6)
Interest received	**2.4**	4.6
Interest paid	**(20.0)**	(25.5)
Returns on forward foreign exchange contracts	**0.6**	5.6
Interest element of finance lease payments	**–**	(0.1)
	(27.6)	(26.0)

c) Increase in debt	2001 £m	2000 £m
Capital element of finance lease payments	**–**	(0.1)
Debt due within one year repaid	**(1.3)**	(81.2)
Debt due after one year	**78.9**	(68.9)
US$ senior notes repayable 2007 – 2010	**–**	221.6
	77.6	71.4

d) Analysis of net debt	At 1 January 2001 £m	Movement in cash and debt £m	Loan notes issued on acquisition £m	Acquisitions and disposals other £m	Exchange movement £m	At 31 December 2001 £m
Cash at bank and in hand	76.1	(26.9)			(0.8)	**48.4**
Overdrafts	–	(1.5)			–	**(1.5)**
	76.1	(28.4)			(0.8)	**46.9**
Debt due within one year	–	1.3	(1.7)	(2.1)	(0.1)	**(2.6)**
Debt due after one year	(228.3)	(78.9)	(0.5)	(3.3)	(5.9)	**(316.9)**
	(228.3)	(77.6)	(2.2)	(5.4)	(6.0)	**(319.5)**
Liquid resources	43.0	(43.0)		–	–	**–**
Net debt	(109.2)	(149.0)	(2.2)	(5.4)	(6.8)	**(272.6)**

25 Acquisitions

	Consideration and costs £m	Fair value of (assets)/ liabilities acquired £m	Goodwill £m
Ackermann	**61.5**	**(2.6)**	**58.9**
Other acquisitions in the year	**11.7**	**(1.7)**	**10.0**
Adjustments to prior year acquisitions	**0.5**	**1.2**	**1.7**
Total	**73.7**	**(3.1)**	**70.6**

Of the total consideration and costs of £73.7m, £2.2m was satisfied by the issue of loan notes and £1.5m was deferred.

During the year ended 31 December 2001 the acquisitions contributed turnover of £54.3m and operating profit, before restructuring and goodwill amortisation, of £2.4m to Intelligent Building Systems. The contribution to cash inflow from operating activities was £6.7m. Capital expenditure was £1.6m, and proceeds from fixed asset disposals were £2.4m. The impact on other cash flow headings was not material.

The adjustments to prior year acquisitions represents £0.5m in respect of additional costs, £0.3m decrease in respect of fixed assets, £0.2m increase in respect of net current assets and an additional £1.1m in respect of provisions for liabilities and charges.

Ackermann

On 25 April 2001 the Group acquired 100% of the share capital of Albert Ackermann GmbH & Co. KG for a total consideration, including costs, of £61.5m, which included £1.0m of deferred consideration. In addition, cash assumed was £2.5m and loans assumed were £5.4m. The provisional capitalised goodwill on this acquisition is £58.9m and this is being amortised in the profit and loss account over 20 years.

Adjustments have been made to reflect the provisional fair value of assets acquired as follows:

	Net assets acquired £m	Accounting Policy £m	Revaluation £m	**Provisional Fair Value to the Group £m**
Intangible fixed assets	1.3	(1.3)	–	**–**
Tangible fixed assets	17.6	(2.2)	–	**15.4**
Stocks	15.1	(0.9)	(2.9)	**11.3**
Debtors	19.5	–	(1.1)	**18.4**
Cash at bank and in hand	2.5	–	–	**2.5**
Loans	(5.4)	–	–	**(5.4)**
Creditors	(15.1)	(0.1)	–	**(15.2)**
Provisions for liabilities and charges	(17.4)	(6.0)	(1.0)	**(24.4)**
Net assets acquired	18.1	(10.5)	(5.0)	**2.6**

The results of Ackermann for the year ended 31 December 2000, on the basis of accounting policies prior to the acquisition, showed turnover of £87.0m and a profit before interest and tax of £2.6m. The results from 1 January 2001 to 24 April 2001 showed turnover of £27.5m and a profit before interest and tax of £0.2m. Profit after tax for the year ended 31 December 2000 was £0.3m and for the period from 1 January 2001 to 24 April 2001 was £nil.

Other acquisitions

On 17 July 2001 the Group acquired 100% of the share capital of the UK company MM Telecables Limited for a total consideration, including costs, of £2.3m, which included the issue of £2.2m of loan notes. The provisional capitalised goodwill on this acquisition is £1.9m and this is being amortised in the profit and loss account over 20 years.

On 15 August 2001 the Group acquired the business of the US based Innovex Technologies Inc. for a total cash consideration, including costs, of £3.4m. The provisional capitalised goodwill on this acquisition is £2.8m and this is being amortised in the profit and loss account over 20 years.

On 19 October 2001 the Group acquired 100% of the share capital of the Spanish company Digitek Micrologic SA for a total cash consideration, including costs, of £5.0m. In addition, cash assumed was £0.1m. The provisional capitalised goodwill on this acquisition is £4.3m and this is being amortised in the profit and loss account over 20 years.

An acquisition of the remaining minority interest of a prior year acquisition was made during the year for a total consideration, including costs, of £1.0m, which included £0.5m of deferred consideration. The provisional capitalised goodwill on this minority interest is £1.0m and this is being amortised in the profit and loss account over 20 years.

25 Acquisitions continued

Adjustments have been made to reflect the provisional fair value of assets acquired from the combined other acquisitions as follows:

	Net assets acquired £m	Accounting Policy £m	Revaluation £m	**Provisional Fair Value to the Group £m**
Tangible fixed assets	0.3	(0.1)	–	**0.2**
Stocks	1.1	–	–	**1.1**
Debtors	1.7	(0.1)	–	**1.6**
Cash at bank and in hand	0.1	–	–	**0.1**
Creditors	(1.3)	–	–	**(1.3)**
Net assets acquired	1.9	(0.2)	–	**1.7**

26 Disposal and closure of businesses

	2001 £m	2000 £m
Tangible fixed assets	**14.8**	109.4
Investments	**0.2**	–
Stocks	**3.5**	47.6
Debtors	**2.5**	134.0
Creditors	**(0.9)**	(68.6)
Taxation	**–**	1.5
Provisions for liabilities and charges	**–**	(5.3)
Net tangible assets divested	**20.1**	218.6
Provision for loss on disposal and closure	**4.1**	–
Goodwill	**13.9**	155.9
(Loss)/profit on disposal and closure	**(35.8)**	47.1
Proceeds less net cash sold and transaction costs	**2.3**	421.6

	2001 £m	2000 £m
Satisfied by:		
Gross cash consideration	**2.7**	443.1
Debt sold	**–**	17.5
Finance leases transferred	**–**	0.5
Cash sold and transaction costs	**(0.4)**	(39.5)
Net cash proceeds	**2.3**	421.6

a) On 1 April 2001 the Group disposed of the Canada based Lite Ladders business for a gross cash consideration of £1.7m. After goodwill written back from reserves of £2.4m and transactions costs, the loss on disposal was £2.2m.

b) During December 2001, the Group announced its exit from the Australasian business of Intelligent Building Systems. The manufacturing facility was closed, and on 28 December 2001 the associated sales and distribution operation was sold for a gross cash consideration of £1.0m. After capitalised goodwill written off of £11.5m and transaction costs, the loss on disposal and closure was £30.6m.

c) The loss on the other businesses closed and disposed during the year was £3.0m.

The prior year amounts relate principally to the disposal of the Plumbing business on 24 November 2000.

In addition to the transaction costs for current year disposals shown above, £3.0m was paid during the year in respect of disposals in prior periods, and for which provision had been made.

27 Foreign currencies

	2001 Profit and loss account Average rates	2001 Balance Sheet Closing rates	2000 Profit and loss account Average rates	2000 Balance Sheet Closing rates
US dollar	**1.44**	**1.45**	1.52	1.49
Canadian dollar	**2.23**	**2.31**	2.25	2.24
Euro	**1.61**	**1.64**	1.65	1.59

28 Related Party transactions

During the year the Group made purchases of £2.5m from its associated undertaking, China Aluminum Group Holdings (BVI) Limited. The amount due to the associated undertaking by Group companies at 31 December 2001 was £0.2m.

29 Principal subsidiary undertakings

The following is a list of the principal subsidiary undertakings in the Group each of which is wholly owned. None of the investments were held directly by the Company. All subsidiary undertakings listed are included in the Group accounts.

Name	Activity	Country of incorporation and operation
Intelligent Building Systems		
	Manufacturing and sourcing of:	
MK Electric Limited	Electric and electronic connection equipment systems	England
Friedland Limited	Door entry sound signalling equipment, timers and lighting controls	England
Esser Security Systems GmbH	Fire detection, fire alarm and intruder alarm equipment	Germany
Esser-effeff alarm GmbH	Intruder and fire alarms	Germany
Gent Limited	Fire detection, fire alarm and emergency lighting equipment	England
Eltek Fire and Safety Systems AS	Emergency lighting and fire alarms	Norway
Trend Control Systems Limited	Building controls systems	England
Novar Controls Corporation[††]	Building management systems	USA
Innovex Controls Inc.[††]	Intelligent electronic controls	USA
Brand–Rex Limited	Data cable and accessories	England
Albert Ackermann GmbH & Co. KG	Cable management and data communications products	Germany
Indalex Aluminum Solutions		
Indalex[*/**]	Extrusion, finishing and fabrication of aluminum products	USA/Canada
Mideast Aluminum[*]	Extrusion, finishing and fabrication of aluminum products	USA
Indal Technologies Inc.[†]	Manufacture of precision engineering parts and systems	Canada
Indalloy[**]	Aluminum recycling and billet casting	Canada
Brampton Foundries Limited[†]	Manufacture of aluminum castings	Canada
Security Printing Services		
Clarke American Checks, Inc.[††]	Cheque printing and other financial services	USA
Checks in the Mail, Inc.[††]	Cheque printing and other financial services	USA

* division of Indalex America Inc. and subsidiary of Novar Holdco Inc. (the principal US holding company)

** division of Indalex Limited and subsidiary of Novar Investments (Canada) Inc. (the principal Canadian holding company)

† subsidiary of Novar Investments (Canada) Inc (the principal Canadian holding company)

†† subsidiary of Novar Holdco Inc (the principal US holding company)

Financial summary

to view online: www.novar.com/results2001

Profit and loss accounts

for the year ended 31 December	**2001 £m**	2000 £m	1999 £m	1998 £m	1997 £m
Turnover					
Continuing operations	**1,469.4**	1,408.4	914.2	738.3	733.7
Discontinued operations	**12.7**	336.1	518.4	840.7	1,015.8
	1,482.1	1,744.5	1,432.6	1,579.0	1,749.5
Group operating profit					
Continuing operations					
– before restructuring and goodwill amortisation	**117.8**	162.0	117.7	96.0	95.4
– restructuring	**(48.1)**	(20.7)	(7.7)	(12.1)	(6.9)
	69.7	141.3	110.0	83.9	88.5
Share of operating profits of associated undertakings	**4.3**	0.8	1.2	1.2	1.6
Total operating profit – continuing operations	**74.0**	142.1	111.2	85.1	90.1
Net interest	**(16.5)**	(26.0)	(7.8)	(5.4)	(0.7)
	57.5	116.1	103.4	79.7	89.4
Total operating profit – discontinued operations	**(6.0)**	36.5	29.4	35.5	39.6
Profit before goodwill amortisation and exceptional items	**51.5**	152.6	132.8	115.2	129.0
Goodwill amortisation	**(22.3)**	(15.9)	(2.4)	(0.1)	–
Profit before exceptional items	**29.2**	136.7	130.4	115.1	129.0
Exceptional items	**(35.1)**	48.9	(104.8)	(249.2)	–
(Loss)/profit on ordinary activities before taxation	**(5.9)**	185.6	25.6	(134.1)	129.0
Taxation on (loss)/profit on ordinary activities	**(18.0)**	(53.0)	(46.8)	(43.0)	(49.1)
Taxation on exceptional items	**0.6**	–	7.3	(3.5)	10.0
(Loss)/profit after taxation	**(23.3)**	132.6	(13.9)	(180.6)	89.9

Earnings per Ordinary share (basic)

Before goodwill amortisation and exceptional items	**5.3p**	20.0p	16.8p	12.2p	12.2p
After goodwill amortisation and exceptional items	**(7.9)p**	27.4p	(5.5)p	(39.1)p	13.9p

Balance sheets

at 31 December	**2001 £m**	2000 £m	1999 £m	1998 £m	1997 £m
Intangible assets	**400.9**	362.9	117.3	4.2	–
Tangible assets	**302.7**	318.8	351.7	461.5	501.1
Investments	**86.3**	38.3	42.5	34.9	15.5
Working capital	**86.7**	70.0	47.4	56.8	33.6
Net cash	**44.3**	119.1	(19.3)	63.9	129.0
Total assets less current liabilities	**920.9**	909.1	539.6	621.3	679.2
Creditors due after more than one year					
– Bank and other loans	**(316.9)**	(228.3)	(70.1)	(170.0)	(219.2)
– Other creditors	**(5.7)**	(2.5)	(3.8)	(4.0)	(5.9)
– Provision for liabilities and charges	**(88.7)**	(50.5)	(59.2)	(69.1)	(64.4)
Net assets	**509.6**	627.8	406.5	378.2	389.7
Goodwill written off	**437.2**	439.6	571.0	671.1	969.8

Notice of Annual General Meeting

to view online | www.novar.com/agm2002

The Annual General Meeting of Novar plc will be held at the Conference and Banqueting Centre, Church House, Dean's Yard, Westminster, London SW1P 3NZ on Tuesday, 21 May 2002 at 12.00 noon for the following purposes:

1. To receive the report of the Directors and the audited accounts for the year ended 31 December 2001.

2. To declare a final dividend for the year ended 31 December 2001 to be paid on 7 June 2002.

3. To reappoint as Directors:
i) Mr I G Ashby
ii) Mr C L Korbell
iii) Dr G M Murphy

4. To reappoint Deloitte & Touche as auditors of the Company to hold office until the conclusion of the next General Meeting at which accounts are laid before the Company and to authorise the Directors to determine the remuneration of the auditors.

As special business, to consider and, if thought fit, to pass the following resolutions:

5. As an Ordinary Resolution:
"THAT, subject to and in accordance with Article 19 of the Company's Articles of Association, the Directors be generally and unconditionally authorised pursuant to Section 80 of the Companies Act 1985 to allot relevant securities up to an aggregate nominal amount of £39,820,000 and that all previous authorities conferred upon the Directors to allot relevant securities of the Company are hereby revoked and shall henceforth cease to have effect."

6. As a Special Resolution:
"THAT, subject to and in accordance with Article 20 of the Company's Articles of Association, the Directors be empowered to allot equity securities (within the meaning of the Companies Act 1985) for cash as if Section 89(1) of the Companies Act 1985 did not apply to such allotment and that for the purposes of the limitation of the said power referred to in paragraph (d) of Article 20 the nominal amount therein mentioned shall be £5,973,000 provided that this power shall expire at the conclusion of the next Annual General Meeting of the Company and shall take effect in substitution for and to the exclusion of all such existing authorities."

7. As a Special Resolution:
"THAT, subject to the approval at the Class Meeting of the holders of the 7.25p Convertible Cumulative Redeemable Preference shares of 16⅔p each in the Company to be held on Tuesday 21 May 2002 or at any adjournment thereof of the Extraordinary Resolution No. 1 set out in the notice of that meeting dated 3 April 2002, the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of Ordinary shares of 27 7/9p each ("Ordinary shares"), provided that:
i) the maximum number of Ordinary shares hereby authorised to be acquired is 43,000,000, having an aggregate nominal value of £11,944,411;
ii) the maximum price which may be paid for any Ordinary share is an amount equal to 105% of the average of the middle market quotations for such an Ordinary share as derived from the London Stock Exchange's Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased and the minimum price which may be paid for any such Ordinary share shall be the nominal value of that share; and
iii) the authority hereby conferred shall expire at the conclusion of the Company's next Annual General Meeting, but a contract of purchase may be made before such expiry which will or may be executed wholly or partly thereafter, and a purchase of shares may be made in pursuance of any such contract."

8. As a Special Resolution:
"THAT, subject to the approval at the Class Meeting of the holders of the 7.25p Convertible Cumulative Redeemable Preference shares of 16⅔p each in the Company to be held on Tuesday 21 May 2002 or at any adjournment thereof of the Extraordinary Resolution No. 2 set out in the notice of that meeting dated 3 April 2002, the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of 7.25p Convertible Cumulative Redeemable Preference shares of 16⅔p each ("Preference shares"), provided that:
i) the maximum number of Preference shares hereby authorised to be acquired is 14,500,000, having an aggregate nominal value of £2,416,657;
ii) the maximum price which may be paid for any Preference share is an amount equal to 105% of the average of the middle market quotations for such a Preference share as derived from the London Stock Exchange's Daily Official List for the ten business days immediately preceding the day on which the share is contracted to be purchased and the minimum price which may be paid for any such Preference share shall be the nominal value of that share; and
iii) the authority hereby conferred shall expire at the conclusion of the Company's next Annual General Meeting, but a contract of purchase may be made before such expiry which will or may be executed wholly or partly thereafter, and a purchase of shares may be made in pursuance of any such contract."

By order of the Board
K Richardson
Group Company Secretary
3 April 2002

Registered Office:
Novar House
24 Queens Road
Weybridge
Surrey KT13 9UX

Notes:
1. Copies of the Directors' service contracts (other than those expiring within one year or determinable within one year without payment of compensation) with the Company and copies of the Company's Articles of Association will be available for inspection from the date of this notice until 21 May 2002 at the Company's registered office and at the Annual General Meeting from 11.45am until the conclusion of the Meeting.
2. A member entitled to attend and vote at the Meeting may appoint one or more proxies to attend and, on a poll, to vote in his/her place. A proxy need not be a member of the Company. A form of proxy is enclosed. Instructions for use are shown on the form. To be effective, proxy forms must be returned to the Company's Registrars, Computershare Investor Services PLC, P.O. Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH not less than 48 hours before the time for holding the Meeting.
3. Holders of 7.25p Convertible Cumulative Redeemable Preference shares are reminded that under the Articles of Association of the Company they are not entitled to vote at the Annual General Meeting in relation to any item other than Resolution 7.
4. Shareholders (and any proxies or representatives they appoint) agree, by attending the Meeting, that they are expressly requesting and that they are willing to receive any communications (including communications relating to the Company's securities) made at the Meeting.

Notice of Class Meeting

to view online | www.novar.com/class2002

Notice is hereby given that a separate Meeting of the holders of 7.25p Convertible Cumulative Redeemable Preference shares of 16⅔p each in the Company will be held on Tuesday, 21 May 2002 at the Conference and Banqueting Centre, Church House, Dean's Yard, Westminster, London SW1P 3NZ at 12.15pm, or as soon thereafter as the Annual General Meeting of the Company convened for the same place to commence at 12.00 noon on the same day shall have been concluded or adjourned, to consider and, if thought fit, pass the following resolutions as Extraordinary Resolutions:

Extraordinary Resolution No. 1

"THAT, in accordance with Article 10 of the Company's Articles of Association, the holders of 7.25p Convertible Cumulative Redeemable Preference shares of 16⅔p each in the Company (the "Preference Shares") consent to the passing of the Special Resolution numbered 7 set out in the Notice of Annual General Meeting of the Company dated 3 April 2002 (a copy of which is produced to this meeting and has, for the purpose of identification, been initialled by the Chairman) and to every modification and/or abrogation of, affecting or dealing with the rights and privileges attached to the Preference Shares as is or may be involved therein or effected thereby or by any of the transactions contemplated thereby."

Extraordinary Resolution No. 2

"THAT in accordance with Article 10 of the Company's Articles of Association, the holders of 7.25p Convertible Cumulative Redeemable Preference shares of 16⅔p each in the Company (the "Preference Shares") consent to the passing of the Special Resolution numbered 8 set out in the Notice of Annual General Meeting of the Company dated 3 April 2002 (a copy of which is produced to this meeting and has, for the purpose of identification, been initialled by the Chairman) and to every modification and/or abrogation of, affecting or dealing with the rights and privileges attached to the Preference Shares as is or may be involved therein or effected thereby or by any of the transactions contemplated thereby."

By order of the Board
K Richardson
Group Company Secretary
3 April 2002

Registered Office:
Novar House
24 Queens Road
Weybridge
Surrey KT13 9UX

Notes:

1. A member entitled to attend and vote at the Meeting may appoint one or more proxies to attend and, on a poll, vote in his/her place. A proxy need not be a member of the Company. A proxy form is enclosed. Instructions for use are shown on the form. To be effective, proxy forms must be returned to the Company's Registrars, Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH not less than 48 hours before the time for holding the Meeting.
2. Shareholders (and any proxies or representatives they appoint) agree, by attending the Meeting, that they are expressly requesting and that they are willing to receive any communications (including communications relating to the Company's securities) made at the Meeting.

Venue of Annual General Meeting and Class Meeting


St James's Park
BIRDCAGE WALK
HORSE GUARDS
GREAT GEORGE ST
PARLIAMENT ST
PARLIAMENT SQUARE
BRIDGE STREET
A302
Westminster (District/Circle & Jubilee Lines)
Westminster Bridge
VICTORIA EMBANKMENT
A3211
STOREY'S GATE
TOTHILL STREET
BROADWAY
St James's Park (District/Circle Line)
DACRE ST
BROAD SANCTUARY
Houses Of Parliament
A302
B323
The Conference Centre at Church House
GREAT SMITH ST
DEAN'S YARD
TUFTON STREET
GREAT COLLEGE ST
ABINGDON ST
OLD PLACE YD
Abbey Gardens
SMITH ST
B326
GREAT PETER STREET
STRUTTON GROUND
ARTILLERY ROW
GREYCOAT PL
MARSHAM
A3212
Victoria Tower Gardens
River Thames

Shareholder information

to view online] www.novar.com/shareholder2001

Dividend payments

Ordinary shares	
Final (if approved)	7 June 2002
Interim announced	30 July 2002
Cumulative Preference shares	
Payment dates	1 June 2002 and 1 December 2002
"B" shares	
Payment dates	20 May 2002 and 20 November 2002

Personal Equity Plans

PEP enquiries should be addressed to:
Cogent Investment Operations Limited
3 Finsbury Avenue
London EC2M 2PA
Telephone 020 7452 1357

Novar Nominee Service

This service is available to shareholders who wish to hold and deal in Novar Ordinary shares through the CREST settlement system. For details shareholders should contact the Registrars.

Dividend Reinvestment Plan

A dividend reinvestment plan is available to Ordinary shareholders which allows their cash dividend to be reinvested in the Company's shares. Details of the Plan are available from the Registrars.

Low cost dealing facility

A low cost dealing facility in the Company's Ordinary shares is available for all shareholders from the Company's stockbrokers, Cazenove & Co Limited, 12 Tokenhouse Yard, London, EC2R 7AN. Telephone 020 7588 2828.

Electronic shareholder communication

All shareholders can now receive future shareholder communications (e.g. Annual Report, Notice of AGM and forms of Proxy) via the internet. Shareholders wishing to register for this service should log on to the company website, www.novar.com, select the 'Investors' section, click on 'Electronic Communications' and then follow the instruction for registration of their details. Shareholders will also need their shareholder reference number which can be found on the dividend counterfoil or share certificate.

By registering for the online service shareholders will be able to:

- access information on their shareholdings (shares held, recent share transactions, dividends etc.);
- appoint a proxy to vote on their behalf by following details on the forms of proxy in respect of each general meeting;
- obtain valuation of shareholdings and a range of other related information.

UK Tax on Capital Gains

For Capital Gains Tax purposes, the market price of Novar shares on 19 May 1997, the first day of dealing following the capital reorganisation in May 1997, were as follows:

Ordinary shares of $27\frac{7}{9}$p	217.5p each
"B" shares of £1	97.5p each
Preference shares of $16\frac{2}{3}$p	113.5p each

Registered Office

Novar House
24 Queens Road
Weybridge
Surrey KT13 9UX
Registered in England
Company number 2262172

Registrars

Computershare Investor Services PLC
P.O. Box 82
The Pavilions
Bridgwater Road
Bristol
BS99 7NH

Auditors

Deloitte & Touche
Hill House
1 Little New Street
London EC4A 3TR

Solicitors

Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

Stockbrokers

Cazenove & Co Limited
12 Tokenhouse Yard
London EC2R 7AN

Analyses of ordinary shareholdings

	Shareholders		Shares	
at 31 December 2001	Number	%	Number (m)	%
By range of holdings:				
1 – 2,000	11,757	72.8	8.3	1.9
2,001 – 4,000	2,319	14.3	6.6	1.5
4,001 – 20,000	1,579	9.8	11.8	2.7
20,001 – 40,000	143	0.9	4.1	0.9
40,001 – 100,000	113	0.7	7.2	1.7
100,001 – 200,000	70	0.5	10.0	2.3
200,001 – 400,000	59	0.4	16.7	3.9
400,001 – 1,000,000	51	0.3	33.6	7.9
1,000,001 – 2,000,000	24	0.1	34.4	8.0
2,000,001 and above	36	0.2	297.4	69.2
	16,151	100.0	430.1	100.0
By category:				
Private individuals	14,169	87.7	24.1	5.6
Investment and pension trusts	36	0.2	0.9	0.2
Pension funds, investment Banks and nominees	1,338	8.3	392.6	91.3
Insurance nompanies	24	0.1	5.6	1.3
Other corporate bodies	584	3.7	6.9	1.6
	16,151	100	430.1	100.0

Novar plc
Novar House,
24 Queens Road,
Weybridge,
Surrey KT13 9UX,
England.

Telephone: +44(0)1932 850 850
Fax: +44(0)1932 823 328
Website: www.novar.com